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As filed with the Securities and Exchange Commission on August 7, 2003

Registration No. 000-50266

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES,
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

TRINITY CAPITAL CORPORATION

New Mexico (State of incorporation)	85-0242376 (I.R.S. Employer Identification Number)

1200 Trinity Drive, Los Alamos, New Mexico 87544
(Address of principal executive offices)

(505) 662-5171
Telephone number

Securities to be registered pursuant to Section 12(b) of the Act: None
Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock
40,000,000 authorized shares
(Title of class)

PART I.

        Please note: Unless the context clearly suggests otherwise, references in this Form 10 to "us," "we," "our" or "the Company" include Trinity Capital Corporation and its wholly owned subsidiaries, including Los Alamos National Bank and Title Guaranty & Insurance Company.

Item 1. Business

General

        Trinity Capital Corporation is a bank holding company that owns Los Alamos National Bank, a full-service commercial banking institution with three locations in Los Alamos, White Rock and Santa Fe, New Mexico. We provide a broad range of banking products and services, including credit, cash management, deposit, asset management and trust products, to our targeted customer base of individuals and small and medium-sized businesses. As of December 31, 2002, we had total assets of $912 million, net loans of $654 million and deposits of $790 million.

        Los Alamos National Bank was founded in 1963 by local investors to provide convenient, full-service banking to the unique community of Los Alamos. Los Alamos is a small community located in the Jemez mountains of New Mexico with approximately 18,000 residents. Los Alamos enjoys a worldwide reputation for scientific and technological development. The Los Alamos National Laboratory, a pre-eminent research facility operated by the University of California for the United States Department of Energy, is the cornerstone of the community and there are numerous other scientific businesses headquartered in the area. Since 1963, Los Alamos National Bank has opened branches in Santa Fe and White Rock, New Mexico.

        We acquired Title Guaranty & Insurance Company, a privately owned title insurance company in May 2000. The acquisition was intended to complement the services provided by Los Alamos National Bank. Title Guaranty provides title insurance, closing services, escrow and notary service, searches and title reports for Los Alamos County.

        During 2003, we will proceed with construction of a second branch in Santa Fe on a parcel of property located near the Santa Fe Plaza. The construction costs are anticipated to total approximately $6.1 million. We anticipate the branch will open in early 2004 and will begin staffing for the branch in late 2003 and early 2004. In addition, we are considering purchasing additional property in Santa Fe for another branch during 2003. The address of our headquarters is 1200 Trinity Drive, Los Alamos, New Mexico 87544 and our main telephone number is (505) 662-5171. Our website is www.lanb.com.

Products and Services

        We provide a full range of financial services for deposit customers and lend money to credit-worthy borrowers at competitive interest rates. Our consumer products include certificates of deposits, checking and saving accounts, loans, mortgage loan servicing, trust and brokerage services, international services, and safe deposit boxes. These business activities make up our three key processes: investment of customer funds, generation of interest income, and service-for-fee income and other income. We have positioned ourselves in the market to be a low fee, high value community bank. We achieved this by minimizing charges relating to the investment and generation of funds processes, i.e. loans, credit cards, checking, and savings accounts. We remain profitable through our mortgage servicing income and other income processes, such as mortgage loan servicing premiums and trust and brokerage fees, and by maintaining a highly efficient operation. A more complete description of our products and services makeup can be found under "Management's Discussion and Analysis" in Item 2 in this Form 10.

Market Area

        Our customers are concentrated in northern and central New Mexico, particularly in the cities of Los Alamos and Santa Fe. Los Alamos, our headquarters, is in Los Alamos County and has approximately 18,000 residents. The Los Alamos National Laboratory, operated by the University of California for the United States Department of Energy, employs approximately 7,500 employees, along with approximately 3,200 subcontractors, most of whom are scientists, engineers and technicians. This provides us with a highly sophisticated customer base. The area's average median income is well above the national average and the unemployment rate is significantly below the national average.

        In 1999, we expanded by adding a full-service branch in Santa Fe, New Mexico, which is located approximately 35 miles southeast from Los Alamos. Santa Fe is the state capital with approximately 60,000 residents. Its local economy is based primarily on state government and tourism and its largest employers are the State of New Mexico and the City of Santa Fe.

        We expanded directly into the Santa Fe market in part to take advantage of the population growth in that area, which has been higher than the state average. From 1990 to 2000, Santa Fe County's population grew 30.7% and 1.3% from April 1, 2000 to July 1, 2001. The state average of 20.1% for 1990-2000 and 0.6% from April, 2000 to July, 2001. However, the population growth for Los Alamos County, where two of our three branches are located, was 1.3% from 1990 to 2000 and -3.0% from April 1, 2000 to July 1, 2001. The percentage of the population over 65 years of age is slightly higher in Los Alamos County and is growing faster than in the average for the state of New Mexico. In 1990, 9.29% of the population of the State of New Mexico was 65 years of age or over, this figure grew to 11.7% by 2000. In 1990, 10.86% of the population in Los Alamos County was over 65 years of age and 12.1% in 2000. In 2000, 10.8% of the population of Santa Fe County was 65 years of age or older.

Lending Activities

        General.    We provide a broad range of commercial and retail lending services to corporations, partnerships, individuals and government agencies. We actively market our services to qualified borrowers. Lending officers actively solicit the business of new borrowers entering our market areas as well as long-standing members of the local business community. We have established lending policies which include a number of underwriting factors to be considered in making a loan, including location, loan to value ratio, cash flow, interest rate and the credit history of the borrower. Our current lending limit is approximately $12.0 million. Our loan portfolio is comprised primarily of loans in the areas of commercial real estate, residential real estate, construction, general commercial and consumer lending. As of December 31, 2002, residential mortgages made up approximately 30% of our loan portfolio, commercial real estate loans comprised approximately 37%, construction lending comprised 16%, general commercial loans comprised 10% and consumer lending comprised 7%.

        Residential Real Estate Loans.    Residential mortgage lending has been a focal point since our formation in 1963. A majority of the residential mortgage loans that we originate and retain are in the form of 15 and 30 year variable rate loans, a number that increased as a result of the interest rate reductions in 2001 and 2002. We originate 15 to 30 year fixed rate residential mortgages, which we sell to outside investors while retaining the servicing of these loans. We retain the servicing of almost all of the residential mortgages that we originate. We believe that the retention of mortgage servicing provides us with a relatively steady source of fee income as compared to fees generated solely from mortgage origination operations. Moreover, the retention of such servicing rights allows us to continue to have regular contact with mortgage customers and solidifies our involvement with the community.

        Commercial Real Estate Loans.    A large portion of our loan portfolio is comprised of commercial real estate loans. The primary repayment risk for a commercial real estate loan is the failure of the business due to economic events or governmental regulations outside of the control of the borrower or lender that negatively impact the future cash flow and market values of the affected properties. In most cases, we have collateralized these loans and /or taken personal guarantees to help assure repayment. Our commercial real estate loans are primarily made based on the identified cash flow of the borrower and secondarily on the underlying real estate acting as collateral. Credit support provided by the borrower for most of these loans and the probability of repayment is based on the liquidation of the real estate and enforcement of a personal guarantee, if any exists.

        Construction Loans.    We originate loans to finance the construction of residential properties located in our market areas of Los Alamos and Santa Fe. We also originate loans to finance the construction of commercial properties throughout Northern New Mexico. We use underwriting and construction loan guidelines for financing where reputable contractors are involved. Construction loans are structured either to be converted to permanent loans at the end of the construction phase or to be paid off upon receiving financing from another financial institution. Construction loans are based on the appraised value of the property, as determined by an independent appraiser, and an analysis of the potential marketability and profitability of the project. Construction loans generally have terms of up to 18 months, with extensions as needed. We disburse loan proceeds in increments as construction progresses and as inspections warrant.

        Construction loans afford us the opportunity to increase the interest rate sensitivity of our loan portfolio and to receive yields higher than those obtainable on ARM loans secured by existing residential properties. These higher yields correspond to the higher risks associated with construction lending.

        Construction development loans involve additional risks attributable to the fact that loan funds are advanced upon the security of the project under construction, which is of uncertain value prior to its completion. Due to the uncertainties inherent in estimating construction costs as well as the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. As a result of the foregoing, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of the borrower or guarantor to repay principal and interest. If we are forced to foreclose on a project prior to or at completion due to a default, there can be no assurance that we will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs. In addition, we may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time. We have attempted to address these risks through our underwriting procedures and by limiting the amount of construction development lending.

        Commercial Loans.    As noted above, we are an active commercial lender. The areas of emphasis include loans to building contractors, developers, business services companies and retailers. We provide a wide range of business loans, including lines of credit for working capital and operational purposes and term loans for the acquisition of equipment and other purposes. Collateral for these loans generally includes accounts receivable, inventory, equipment and real estate. In addition, we may take personal guarantees to help assure repayment. Loans may be made on an unsecured basis if warranted by the overall financial condition of the borrower. Terms of commercial business loans generally range from one to seven years. A significant portion of our commercial business loans has floating interest rates or reprice within one year.

        Consumer Loans.    We also provide all types of consumer loans including motor vehicle, home improvement, student loans, credit cards, signature loans and small personal credit lines. Consumer loans typically have shorter terms and lower balances with higher yields as compared to our other loans, but generally carry higher risks of default. Consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be affected by adverse personal circumstances.

Competition

        We face strong competition both in originating loans and in attracting deposits. Competition in originating real estate loans comes primarily from other commercial banks, savings institutions and mortgage bankers making loans secured by real estate located in our market area. Commercial banks and finance companies, including finance company affiliates of automobile manufacturers, provide vigorous competition in consumer lending. We compete for real estate and other loans principally on the basis of the interest rates and loan fees we charge, the types of loans we originate and the quality of services we provide to borrowers.

        There is substantial competition in attracting deposits from other commercial banks, savings institutions, money market and mutual funds, credit unions and other investment vehicles. Our ability to attract and retain deposits depends on our ability to provide investment opportunities that satisfy the requirements of investors as to rate of return, liquidity, risk and other factors. Under the Gramm-Leach-Bliley Act enacted in 2000, securities firms and insurance companies that elect to become financial holding companies may acquire banks and other financial institutions. This may significantly change the competitive environment in which we conduct business. The financial services industry is also likely to become more competitive as further technological advances enable more companies to provide financial services. These technological advances may diminish the importance of depository institutions and other financial intermediaries in the transfer of funds between parties.

Monetary Policy and Economic Conditions

        The earnings of commercial banks and bank holding companies are affected not only by general economic conditions, but also by the policies of various governmental regulatory agencies. In particular, the Board of Governors of Federal Reserve System (the "Federal Reserve") regulates money and credit conditions and interest rates in order to influence general economic conditions and interest rates, primarily through open market operations in U.S. government securities, varying the discount rate on member banks and nonmember bank borrowings and setting reserve requirements against bank deposits. Such Federal Reserve policies and acts have a significant influence on overall growth and distribution of bank loans, investments, deposits and related interest rates. We cannot accurately predict the effect, if any, such policies and acts may have in the future on our business or earnings.

Employees

        As of December 31, 2002, we had 258 full-time equivalent employees. We are not a party to any collective bargaining agreements and we believe that our employee relations are excellent.

Corporate Structure

        Trinity was organized in 1975 as the holding company for Los Alamos National Bank, and is a bank holding company as defined in the Bank Holding Company Act of 1956, as amended. In 2000, we purchased Title Guaranty & Insurance Company, a title insurance company located in Los Alamos and it remains a wholly owned subsidiary of Trinity. Through Title Guaranty, we issue and underwrite title insurance for various real estate closings. Additionally, we own all of the common shares of two business trusts, which we created for the sole purpose of issuing an aggregate of $16 million in trust preferred securities. Trinity does not conduct any business except that incident to its ownership of the outstanding stock of Los Alamos National Bank and Title Guaranty and the operation of these subsidiaries and does not anticipate expanding operations in the future.

Supervision and Regulation

        Financial institutions and their holding companies are extensively regulated under federal and state law. As a result, our growth and earnings performance may be affected not only by management decisions and general economic conditions, but also by the requirements of state and federal statutes and by the regulations and policies of various bank regulatory authorities, including the Office of the Comptroller of the Currency (the "OCC"), the Federal Reserve and the Federal Deposit Insurance Corporation (the "FDIC"). Furthermore, taxation laws regulated by the Internal Revenue Service and state taxing authorities and securities laws regulated by the Securities and Exchange Commission (the "SEC") and state securities authorities have an impact on our business. In addition, Title Guaranty is governed by the New Mexico Department of Insurance. The effect of applicable statutes, regulations and regulatory policies may be significant, and cannot be predicted with a high degree of certainty.

        Federal and state laws and regulations generally applicable to financial institutions regulate, among other things, the scope of business, the kinds and amounts of investments, reserve requirements, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, mergers and consolidations and the payment of dividends. This system of supervision and regulation establishes a comprehensive framework for the respective operations of Trinity and its subsidiaries and is intended primarily for the protection of FDIC insured deposit funds and depositors, rather than shareholders.

        The following is a summary of the material elements of the regulatory framework that applies to Trinity and Los Alamos National Bank. It does not describe all of the statutes, regulations and regulatory policies that apply, nor does it restate all of the requirements of the statutes, regulations and regulatory policies that are described. As such, the following is qualified in its entirety by reference to the applicable statutes, regulations and regulatory policies. Any change in applicable law, regulations or regulatory policies may have a material effect on our business.

The Company

        General.    Trinity, as the sole shareholder of Los Alamos National Bank, is a bank holding company. As a bank holding company, Trinity is registered with, and is subject to regulation by, the Federal Reserve under the Bank Holding Company Act, as amended (the "BHCA"). In accordance with Federal Reserve policy, Trinity is expected to act as a source of financial strength to Los Alamos National Bank and to commit resources to support the Bank in circumstances where Trinity might not otherwise do so. Under the BHCA, Trinity is subject to periodic examination by the Federal Reserve. We are also required to file with the Federal Reserve periodic reports of Trinity's operations and such additional information regarding Trinity and its subsidiaries as the Federal Reserve may require.

        Acquisitions, Activities and Change in Control.    The primary purpose of a bank holding company is to control banks. Under the BHCA, a bank holding company must obtain Federal Reserve approval before: (i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after the acquisition, it would own or control more than 5% of the voting shares of the other bank or bank holding company (unless it already owns or controls the majority of such shares); (ii) acquiring all or substantially all of the assets of another bank; or (iii) merging or consolidating with another bank holding company. Subject to certain conditions (including certain deposit concentration limits established by the BHCA), the Federal Reserve may allow a bank holding company to acquire banks located in any state of the United States. In approving interstate acquisitions, the Federal Reserve is required to give effect to applicable state law limitations on the aggregate amount of deposits that may be held by the acquiring bank holding company and its insured depository institution affiliates in the state in which the target bank is located (provided that those limits do not discriminate against out-of-state depository institutions or their holding companies) and state laws that require that the target bank have been in existence for a minimum period of time (not to exceed five years) before being acquired by an out-of-state bank holding company.

        The BHCA generally prohibits us from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company that is not a bank and from engaging in any business other than that of banking, managing and controlling banks or furnishing services to banks and their subsidiaries. This general prohibition is subject to a number of exceptions. The principal exception allows bank holding companies to engage in, and to own shares of companies engaged in, certain businesses found by the Federal Reserve to be "so closely related to banking... as to be a proper incident thereto." Under current regulations of the Federal Reserve, this authority would permit Trinity to engage in a variety of banking-related businesses, including the operation of a thrift, sales and consumer finance, equipment leasing, the operation of a computer service bureau (including software development), and mortgage banking and brokerage. The BHCA generally does not place territorial restrictions on the domestic activities of non-bank subsidiaries of bank holding companies.

        Additionally, bank holding companies that meet certain eligibility requirements prescribed by the BHCA and elect to operate as financial holding companies may engage in, or own shares in companies engaged in, a wider range of nonbanking activities, including securities and insurance activities and any other activity that the Federal Reserve, in consultation with the Secretary of the Treasury, determines by regulation or order is financial in nature, incidental to any such financial activity or complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. Trinity has received approval from the Federal Reserve to operate as a financial holding company.

        Federal law also prohibits any person or company from acquiring "control" of an FDIC-insured depository institution or its holding company without prior notice to the appropriate federal bank regulator. "Control" is defined in certain cases as the acquisition of 10% or more of the outstanding shares of a bank or a bank holding company.

        Capital Requirements.    Bank holding companies are required to maintain minimum levels of capital in accordance with Federal Reserve capital adequacy guidelines. If capital falls below minimum guideline levels, a bank holding company, among other things, may be denied approval to acquire or establish additional banks or non-bank businesses.

        The Federal Reserve's capital guidelines establish the following minimum regulatory capital requirements for bank holding companies: (i) a risk-based requirement expressed as a percentage of total risk-weighted assets; and (ii) a leverage requirement expressed as a percentage of total assets. The risk-based requirement consists of a minimum ratio of total capital to total risk-weighted assets of 8%, and a minimum ratio of Tier 1 capital to total risk-weighted assets of 4%. The leverage requirement consists of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly rated companies, with a minimum requirement of 4% for all others. For purposes of these capital standards, Tier 1 capital consists primarily of permanent shareholders' equity less intangible assets (other than certain loan servicing rights and purchased credit card relationships). Total capital consists primarily of Tier 1 capital plus certain other debt and equity instruments that do not qualify as Tier 1 capital and a portion of our allowance for loan and lease losses.

        The risk-based and leverage standards described above are minimum requirements. Higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual banking organizations. For example, the Federal Reserve's capital guidelines contemplate that additional capital may be required to take adequate account of, among other things, interest rate risk, or the risks posed by concentrations of credit, nontraditional activities or securities trading activities. Further, any banking organization experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions (i.e., Tier 1 capital less all intangible assets), well above the minimum levels. As of December 31, 2002, Trinity had regulatory capital in excess of the Federal Reserve's minimum requirements.

        Dividends.    Trinity's ability to pay dividends to its shareholders may be affected by both general corporate law considerations and policies of the Federal Reserve applicable to bank holding companies. New Mexico law prohibits Trinity from paying dividends if, after giving effect to the dividend: (i) Trinity would be unable to pay its debts as they become due in the usual course of its business; or (ii) Trinity's total assets would be less than the sum of its total liabilities and (unless the articles of incorporation otherwise permit) the maximum amount that then would be payable, in any liquidation, in respect of all outstanding shares having preferential rights in liquidation. Additionally, a Federal Reserve policy statement provides that a bank holding company should not pay cash dividends that exceed its net income or that can only be funded in ways that weaken the bank holding company's financial health, such as by borrowing. The Federal Reserve also possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies.

Los Alamos National Bank

        General.    Los Alamos National Bank is a national bank, chartered by the OCC under the National Bank Act. The deposit accounts of the Los Alamos National Bank are insured by the FDIC's Bank Insurance Fund ("BIF"), and Los Alamos National Bank is a member of the Federal Reserve System. As a national bank, Los Alamos National Bank is subject to the examination, supervision, reporting and enforcement requirements of the OCC, the chartering authority for national banks. The FDIC, as administrator of the BIF, also has regulatory authority over Los Alamos National Bank. Los Alamos National Bank is also a member of the Federal Home Loan Bank System, which provides a central credit facility primarily for member institutions.

        Deposit Insurance.    As an FDIC-insured institution, Los Alamos National Bank is required to pay deposit insurance premium assessments to the FDIC. The FDIC has adopted a risk-based assessment system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based upon their respective levels of capital and results of supervisory evaluations. Institutions classified as well-capitalized (as defined by the FDIC) and considered healthy pay the lowest premium while institutions that are less than adequately capitalized (as defined by the FDIC) and considered of substantial supervisory concern pay the highest premium. Risk classification of all insured institutions is made by the FDIC for each semi-annual assessment period.

        During the year ended December 31, 2002, BIF assessments ranged from 0% of deposits to 0.27% of deposits. For the semi-annual assessment period beginning January 1, 2003, BIF assessment rates will continue to range from 0% of deposits to 0.27% of deposits.

        The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines, after a hearing, that the institution: (i) has engaged or is engaging in unsafe or unsound practices; (ii) is in an unsafe or unsound condition to continue operations; or (iii) has violated any applicable law, regulation, order or any condition imposed in writing by, or written agreement with, the FDIC. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital. We are not aware of any activity or condition that could result in termination of our deposit insurance.

        FICO Assessments.    Since 1987, a portion of the deposit insurance assessments paid by members of the FDIC's Savings Association Insurance Fund ("SAIF") has been used to cover interest payments due on the outstanding obligations of the Financing Corporation ("FICO"). FICO was created in 1987 to finance the recapitalization of the Federal Savings and Loan Insurance Corporation, the SAIF's predecessor insurance fund. As a result of federal legislation enacted in 1996, beginning as of January 1, 1997, both SAIF members and BIF members became subject to assessments to cover the interest payments on outstanding FICO obligations until the final maturity of such obligations in 2019. These FICO assessments are in addition to amounts assessed by the FDIC for deposit insurance. During the year ended December 31, 2002, the FICO assessment rate for BIF and SAIF members was approximately 0.02% of deposits.

        Supervisory Assessments.    National banks are required to pay supervisory assessments to the OCC to fund the operations of the OCC. The amount of the assessment is calculated using a formula that takes into account the bank's size and its supervisory condition (as determined by the composite rating assigned to the bank as a result of its most recent OCC examination). During the year ended December 31, 2002, we paid supervisory assessments to the OCC totaling $177,000. During the quarter ended March 31, 2003, we paid supervisory assessments to the OCC totaling $49,000.

        Capital Requirements.    The OCC has established the following minimum capital standards for national banks: (i) a leverage requirement consisting of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly-rated banks with a minimum requirement of at least 4% for all others; and (ii) a risk-based capital requirement consisting of a minimum ratio of total capital to total risk-weighted assets of 8% and a minimum ratio of Tier 1 capital to total risk-weighted assets of 4%. For purposes of these capital standards, Tier 1 capital consists primarily of permanent shareholders' equity less intangible assets (other than certain loan servicing rights and purchased credit card relationships). Total capital consists primarily of Tier 1 capital plus certain other debt and equity instruments that do not qualify as Tier 1 capital and a portion of our allowance for loan and lease losses.

        The capital requirements described above are minimum requirements. Higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual institutions. For example, the regulations of the OCC provide that additional capital may be required to take adequate account of, among other things, interest rate risk or the risks posed by concentrations of credit, nontraditional activities or securities trading activities.

        Further, federal law and regulations provide various incentives to financial institutions to maintain regulatory capital at levels in excess of minimum regulatory requirements. For example, a financial institution that is "well-capitalized" may qualify for exemptions from prior notice or application requirements otherwise applicable to certain types of activities and may qualify for expedited processing of other required notices or applications. Additionally, one of the criteria that determines a bank holding company's eligibility to operate as a financial holding company is a requirement that all of its financial institution subsidiaries be "well-capitalized". Under the regulations of the OCC, in order to be "well-capitalized" a financial institution must maintain a ratio of total capital to total risk-weighted assets of 10% or greater, a ratio of Tier 1 capital to total risk-weighted assets of 6% or greater and a ratio of Tier 1 capital to total assets of 5% or greater.

        Federal law also provides the federal banking regulators with broad power to take prompt corrective action to resolve the problems of undercapitalized institutions. The extent of the regulators' powers depends on whether the institution in question is "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized," in each case as defined by regulation. Depending upon the capital category to which an institution is assigned, the regulators' corrective powers include: (i) requiring the institution to submit a capital restoration plan; (ii) limiting the institution's asset growth and restricting its activities; (iii) requiring the institution to issue additional capital stock (including additional voting stock) or to be acquired; (iv) restricting transactions between the institution and its affiliates; (v) restricting the interest rate the institution may pay on deposits; (vi) ordering a new election of directors of the institution; (vii) requiring that senior executive officers or directors be dismissed; (viii) prohibiting the institution from accepting deposits from correspondent banks; (ix) requiring the institution to divest certain subsidiaries; (x) prohibiting the payment of principal or interest on subordinated debt; and (xi) ultimately, appointing a receiver for the institution.

        As of December 31, 2002: (i) we were not subject to a directive from the OCC to increase our capital to an amount in excess of the minimum regulatory capital requirements; (ii) we exceeded our minimum regulatory capital requirements under OCC capital adequacy guidelines; and (iii) we were "well-capitalized," as defined by OCC regulations.

        Dividends.    The National Bank Act imposes limitations on the amount of dividends that may be paid by a national bank, such as Los Alamos National Bank. Generally, a national bank may pay dividends out of its undivided profits in such amounts and at such times as the bank's board of directors deems prudent. Without prior OCC approval, however, a national bank may not pay dividends in any calendar year that, in the aggregate, exceed the bank's year-to-date net income plus the bank's retained net income for the two preceding years.

        The payment of dividends by any financial institution is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and a financial institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized. As described above, Los Alamos National Bank exceeded its minimum capital requirements under applicable guidelines as of December 31, 2002. As of December 31, 2002, approximately $5.4 million was available to be paid as dividends by Los Alamos National Bank. Notwithstanding the availability of funds for dividends, however, the OCC may prohibit the payment of any dividends if the OCC determines such payment would constitute an unsafe or unsound practice.

        Insider Transactions.    Los Alamos National Bank is subject to certain restrictions imposed by federal law on extensions of credit to Trinity, on investments in the stock or other securities of Trinity and the acceptance of the stock or other securities of Trinity as collateral for loans. Los Alamos National Bank also is subject to certain restrictions imposed by federal law on extensions of credit to its directors, executive officers and principal shareholders, and to "related interests" of such directors, executive officers and principal shareholders. In addition, federal law and regulations may affect the terms upon which any person who is a director, executive officer or principal shareholder may obtain credit from banks with which we maintain correspondent relationships.

        Safety and Soundness Standards.    The federal banking agencies have adopted guidelines that establish operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines set forth standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings.

        In general, the safety and soundness guidelines prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the institution's primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. If an institution fails to submit an acceptable compliance plan, or fails in any material respect to implement a compliance plan that has been accepted by its primary federal regulator, the regulator is required to issue an order directing the institution to cure the deficiency. Until the deficiency cited in the regulator's order is cured, the regulator may restrict the institution's rate of growth, require the institution to increase its capital, restrict the rates the institution pays on deposits or require the institution to take any action the regulator deems appropriate under the circumstances. Noncompliance with the standards established by the safety and soundness guidelines may also constitute grounds for other enforcement action by the federal banking regulators, including cease and desist orders and civil money penalty assessments.

        Branching Authority.    National banks headquartered in New Mexico, such as Los Alamos National Bank, have the same branching rights in New Mexico as banks chartered under New Mexico law. New Mexico law grants New Mexico-chartered banks the authority to establish branches anywhere in the State of New Mexico, subject to receipt of all required regulatory approvals.

        Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the"Riegle-Neal Act"), both state and national banks are allowed to establish interstate branch networks through acquisitions of other banks, subject to certain conditions, including certain limitations on the aggregate amount of deposits that may be held by the surviving bank and all of its insured depository institution affiliates. The establishment of new interstate branches or the acquisition of individual branches of a bank in another state (rather than the acquisition of an out-of-state bank in its entirety) is allowed by the Riegle-Neal Act only if specifically authorized by state law. The legislation allowed individual states to "opt-out" of certain provisions of the Riegle-Neal Act by enacting appropriate legislation prior to June 1, 1997. New Mexico permits interstate mergers subject to certain conditions, including a prohibition against interstate mergers involving a New Mexico bank that has been in existence and continuous operation for fewer than five years.

        Financial Subsidiaries.    Under Federal law and OCC regulations, national banks are authorized to engage, through "financial subsidiaries," in any activity that is permissible for a financial holding company and any activity that the Secretary of the Treasury, in consultation with the Federal Reserve, determines is financial in nature or incidental to any such financial activity, except (i) insurance underwriting, (ii) real estate development or real estate investment activities (unless otherwise permitted by law), (iii) insurance company portfolio investments and (iv) merchant banking. The authority of a national bank to invest in a financial subsidiary is subject to a number of conditions, including, among other things, requirements that the bank must be well-managed and well-capitalized (after deducting from capital the bank's outstanding investments in financial subsidiaries). We have neither applied for nor received approval to establish any financial subsidiaries.

        Federal Reserve System.    Federal Reserve regulations, as presently in effect, require depository institutions to maintain non-interest earning reserves against their transaction accounts (primarily NOW and regular checking accounts), as follows: for transaction accounts aggregating $42.1 million or less, the reserve requirement is 3% of total transaction accounts; and for transaction accounts aggregating in excess of $42.1 million, the reserve requirement is $1.083 million plus 10% of the aggregate amount of total transaction accounts in excess of $42.1 million. The first $6.0 million of otherwise reservable balances are exempted from the reserve requirements. These reserve requirements are subject to annual adjustment by the Federal Reserve. We are in compliance with the foregoing requirements.

Item 2. Financial Information

        This discussion is intended to focus on certain financial information regarding Trinity and the Bank and is written to provide the reader with a more thorough understanding of its financial statements. The following discussion and analysis of Trinity's financial position and results of operations should be read in conjunction with the information set forth in Item 2A, Quantitative and Qualitative Disclosures about Market Risk and the consolidated financial statements and notes thereto appearing under Item 13 of this Form 10.

Special Note Concerning Forward-Looking Statements

        This Form 10 (including information incorporated by reference) contains, and our future oral and written statements may contain, forward-looking statements, within the meaning of such term in the Private Securities Litigation Reform Act of 1995, with respect to our financial condition, results of operations, plans, objectives, future performance and business. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of our management and on information currently available to management, are generally identifiable by the use of words such as "believe," "expect," "anticipate," "plan," "intend," "estimate," "may," "will," "would," "could," "should" or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and we undertake no obligation to update any statement in light of new information or future events.

        Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to, the following:

  •
  The strength of the United States economy in general and the strength of the local economies in which we conduct our operations which may be less favorable than expected and may result in, among other things, a deterioration in the credit quality and value of our assets.

  •
  The economic impact of any future terrorist threats or attacks, and the response of the United States to any such threats and attacks.

  •
  The effects of, and changes in, federal, state and local laws, regulations and policies affecting banking, securities, insurance and monetary and financial matters.

  •
  The effects of changes in interest rates (including the effects of changes in the rate of prepayments of our assets) and the policies of the Federal Reserve.

  •
  Our ability to compete with other financial institutions as effectively as we currently intend due to increases in competitive pressures in the financial services sector.

  •
  Our inability to obtain new customers and to retain existing customers.

  •
  The timely development and acceptance of products and services, including products and services offered through alternative delivery channels such as the Internet.

  •
  Technological changes implemented by us and by other parties, including third party vendors, which may be more difficult or more expensive than anticipated or which may have unforeseen consequences to us and our customers.

  •
  Our ability to develop and maintain secure and reliable electronic systems.

  •
  Our ability to retain key executives and employees and the difficulty that we may experience in replacing key executives and employees in an effective manner.

  •
  Consumer spending and saving habits which may change in a manner that affects our business adversely.

  •
  Business combinations and the integration of acquired businesses which may be more difficult or expensive than expected.

  •
  The costs, effects and outcomes of existing or future litigation.

  •
  Changes in accounting policies and practices, as may be adopted by state and federal regulatory agencies and the Financial Accounting Standards Board.

  •
  Our ability to manage the risks associated with the foregoing as well as anticipated.

        These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning us and our business, including other factors that could materially affect our financial results, will be included in our filings with the SEC.

Selected Financial Data

        The following table sets forth certain consolidated financial and other data of Trinity at the dates and for the periods indicated.

	Three Months Ended March 31,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(Unaudited)		(Dollars in thousands, except per share data)
Statement of Income Data:
Interest income	$13,546	$13,643	$54,224	$57,060	$51,266	$42.777	$38,310
Interest expense	4,641	5,855	21,738	29,152	27,454	22,032	20,290

Net interest income	8,905	7,788	32,486	27,908	23,812	20,745	18,020
Provision for loan losses	600	700	2,800	2,900	1,215	1,027	1,000

Net interest income after provision for loan losses	8,305	7,088	29,686	25,008	22,597	19,718	17,020
Other income	4,763	2,300	13,725	7,259	4,225	4,168	4,728
Other expense	6,962	5,325	25,183	18,566	14,750	13,487	11,788

Income before income taxes and minority interest	6,106	4,063	18,228	13,701	12,072	10,399	9,960
Income taxes	2,160	1,284	6,281	4,604	4,079	3,838	3,711

Income before minority interest	3,946	2,779	11,947	9,097	7,993	6,561	6,249
Minority interest in trust preferred securities	429	427	1,706	1,155	850	—	—

Net income	$3,517	$2,352	$10,241	$7,942	$7,143	$6,561	$6,249

Common Share Data:(1)(2)(3)
Earnings per common share	$0.53	$0.36	$1.55	$1.20	$1.06	$0.97	$0.92
Diluted earnings per common share	0.53	0.35	1.54	1.19	1.06	0.97	0.92
Book value per common share	9.06	7.85	8.48	7.45	6.72	6.22	5.64
Shares outstanding at end of period	6,650,131	6,618,808	6,650,131	6,618,808	6,688,982	6,786,586	6,757,400
Weighted average common shares outstanding	6,650,131	6,618,808	6,627,900	6,643,776	6,736,922	6,756,760	6,821,028
Diluted weighted average common shares outstanding	6,681,265	6,640,119	6,659,034	6,665,087	6,751,303	6,762,684	6,821,028
Dividend payout ratio	0.00%	0.00%	31.61%	36.67%	39.62%	39.18%	36.96%
Cash dividends per common share	$0.00	$0.00	$0.49	$0.44	$0.42	$0.38	$0.34

(1)
The information subsequent to April 30, 2000 reflects the acquisition of Title Guaranty & Insurance Company by Trinity.

(2)
On March 1, 1999, Trinity's Board of Directors approved a two-for-one split of our common stock, effective March 1, 1999. Earnings per share, book value per share, weighted average shares outstanding and total shares outstanding of prior years have been calculated giving consideration to the retroactive effect of the stock split.

(3)
On December 19, 2002, Trinity's Board of Directors approved a two-for-one split of our common stock, effective December 19, 2002. Earnings per share, book value per share, weighted average shares outstanding and total shares outstanding of prior years have been calculated giving consideration to the retroactive effect of the stock split.

	At or for the Three Months Ended March 31,		At or for the Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(Unaudited)		(Dollars in thousands)
Balance Sheet Data:
Cash and due from banks, including interest bearing deposits with banks	$47,005	$61,791	$40,979	$41,400	$26,860	$19,589	$13,564
Federal funds sold	—	—	—	—	6,754	2,817	—
Investment securities	119,367	73,350	105,817	79,257	73,338	48,246	51,134
Loans, gross	678,504	622,311	660,448	650,359	550,552	479,704	400,422
Allowance for loan losses	6,560	5,938	6,581	5,637	4,621	4,237	3,676
Total assets	928,400	802,984	911,932	809,945	678,829	569,956	494,514
Deposits	806,348	680,169	790,086	670,254	562,387	486,703	423,271
Short-term and long-term borrowings, including ESOP borrowings	40,161	47,514	42,380	64,047	53,331	33,833	19,159
Company obligated mandatorily redeemable trust preferred securities	15,506	15,484	15,501	15,483	9,683	—	—
Stock owned by ESOP participants, net of unearned ESOP shares	9,897	8,308	9,462	7,840	5,857	6,621	4,612
Stockholders' equity	50,345	44,194	46,905	41,438	39,118	35,607	33,498
Performance Ratios:
Return on average assets(1)(7)	1.55%	1.18%	1.21%	1.07%	1.14%	1.24%	1.37%
Return on average equity including company obligated mandatorily redeemable trust preferred securities(2)(7)	18.72%	14.23%	14.76%	13.51%	13.60%	15.99%	16.80%
Return on average equity excluding company obligated mandatorily redeemable trust preferred securities(3)(7)	23.69%	18.68%	19.17%	16.63%	16.16%	15.99%	16.80%
Net interest margin on a fully tax equivalent basis(4)(7)	4.27%	4.31%	4.27%	4.13%	4.12%	4.25%	4.34%
Loans to deposits	84.15%	91.49%	83.59%	97.03%	97.90%	98.56%	94.60%
Efficiency ratio(5)	50.94%	52.79%	54.50%	52.79%	52.61%	54.14%	51.82%
Asset Quality Ratios:
Non-performing loans to total loans	0.37%	1.06%	0.59%	1.13%	0.65%	0.13%	0.42%
Non-performing assets to total assets	0.71%	1.15%	0.84%	1.20%	0.62%	0.29%	0.42%
Allowance for loan losses to total loans	0.97%	0.95%	1.00%	0.87%	0.84%	0.88%	0.92%
Allowance for loan losses to non-performing loans	261.25%	90.24%	168.14%	76.70%	128.40%	679.01%	217.13%
Net loan charge-offs to average loans(7)	0.35%	0.25%	0.29%	0.32%	0.16%	0.11%	0.18%
Capital Ratios:(6)
Tier 1 capital (to risk-weighted assets)	10.70%	10.78%	10.21%	10.18%	10.25%	9.10%	9.40%
Total capital (to risk-weighted assets)	11.63%	11.73%	11.15%	11.08%	11.11%	10.01%	10.32%
Tier 1 capital (to average assets)	8.21%	8.37%	7.89%	8.18%	8.29%	7.60%	7.76%
Average equity, including company obligated mandatorily redeemable trust preferred securities, to average assets	8.28%	8.32%	8.20%	7.95%	8.42%	7.75%	8.16%
Average equity, excluding company obligated mandatorily redeemable trust preferred securities, to average assets	6.54%	6.34%	6.31%	6.46%	7.08%	7.75%	8.16%
Other:
Banking facilities	3	3	3	3	3	3	2
Full-time equivalent employees	269	225	258	220	188	168	161

(1)
Calculated by dividing net income by the average assets during the year.

(2)
Calculated by dividing net income by the average stockholders' equity, including stock owned by Employee Stock Ownership Plan participants and company obligated mandatorily redeemable trust preferred securities, net of unearned ESOP shares, during the year.

(3)
Calculated by dividing net income by the average stockholders' equity, including stock owned by ESOP participants, net of unearned ESOP shares, during the year.

(4)
Calculated by dividing net interest income adjusted to a fully tax-equivalent basis, adjusting for federal and state exemption of interest income and associated disallowed interest expense, by average interest-earning assets during the year. Effective tax rate was 38%, 37% and 36% for 2002, 2001 and 2000, respectively. Disallowed expense was $47,000, $62,000 and $44,000 for 2002, 2001 and 2000, respectively.

(5)
Calculated by dividing the operating expense by the sum of net interest income and other income.

(6)
Ratios presented are for Trinity on a consolidated basis. See "Item 7.—Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources."

(7)
Ratios presented are for the three months ended March 31, 2003 and 2002 are annualized.

Management's Discussion and Analysis

Income Statement Analysis

        Net Income—General.    Net income for the first quarter of 2003 was $3.5 million, compared to $2.4 million for the first quarter of 2002. Earnings per share increased by $0.17 to $0.53 for the first quarter of 2003 from $0.36 for the first quarter of 2002. This represented an increase in earnings per share of 47.2%. The increase in the first quarter of 2003 from the first quarter of 2002 was primarily the result of an increase in other operating income and net interest income, which was partially offset by an increase in other expenses.

        Net income for the year ended December 31, 2002 was $10.2 million, compared to $7.9 million in 2001 and $7.1 million in 2000. Earnings per share increased by $0.35 to $1.55 for 2002 from $1.20 in 2001. This represented an increase in income of 29.2%. Earnings per share in 2001 had increased by $0.14 or 13.2% from $1.06 in 2000. The increase in 2002 from the previous year was primarily the result of an increase in net interest income, as both other income and other expenses increased by roughly the same amount. The increase in 2001 from the previous year was also primarily due to increases in net interest income, with changes in other income and other expenses approximately the same.

        The profitability of our operations depends primarily on our net interest income, which is the difference between total interest earned on interest earning assets and total interest paid on interest bearing liabilities. Our net income is affected by our provision for loan losses as well as other income and other expenses. The provision for loan losses reflects the amount thought to be adequate to cover probable credit losses in the loan portfolio. Non-interest income or other income consists of mortgage loan servicing fees, loan and other fees, service charges on deposits, gain on sale of loans and other operating income. Other expenses include salaries and employee benefits, occupancy expenses, data processing expenses, marketing, amortization and valuation of mortgage servicing rights, supplies expense and other expenses.

        The amount of net interest income is affected by changes in the volume and mix of interest earning assets, the level of interest rates earned on those assets, the volume and mix of interest bearing liabilities, and the level of interest rates paid on those interest bearing liabilities. The provision for loan losses is dependent on changes in the loan portfolio and management's assessment of the collectibility of the loan portfolio, as well as economic and market conditions. Other income and other expenses are impacted by growth of operations and growth in the number of accounts through both acquisitions and core banking business growth. Growth in operations affects other expenses as a result of additional employees, branch facilities and promotional marketing expense. Growth in the number of accounts affects other income including service fees as well as other expenses such as computer services, supplies, postage, telecommunications and other miscellaneous expenses.

        Net Interest Income.    The following tables present, for the periods indicated, the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest bearing liabilities, and the resultant costs, expressed both in dollars and rates. Borrowings made by the ESOP to outside parties are not included in this analysis, as the interest expense on this borrowing is born by the ESOP. Funding for the ESOP is recognized as part of compensation expense:

	Three Months Ended March 31,
	2003			2002
	Average Balance	Interest	Yield/Rate	Average Balance	Interest	Yield/Rate
		(Unaudited; Dollars in thousands)
Interest Earning Assets:
Loans(1)(2)	$718,368	$12,492	7.05%	$635,066	$12,535	8.00%
Taxable investment securities	99,110	884	3.62	69,146	941	5.52
Investment securities exempt from federal income taxes(3)	10,802	162	6.08	6480	97	6.07
Federal funds sold	56	—	1.15	441	2	1.84
Other interest bearing deposits	22,974	66	1.17	24,757	99	1.62

Total interest earning assets	851,310	13,604	6.48	735,890	13,674	7.54

Non-interest earning assets	68,658			69,593

Total assets	$919,968			$805,483

Interest Bearing Liabilities:
Deposits:
NOW and money market deposit	$193,522	$700	1.47%	$146,220	$670	1.86%
Savings deposit	209,450	889	1.72	161,331	854	2.15
Time deposits	341,679	2,664	3.16	319,781	3,755	4.76
Short-term borrowings	—	—	—	15,333	147	3.89
Long-term borrowings	38,393	388	4.10	40,236	429	4.32

Total interest bearing liabilities	783,044	4,641	2.40	682,901	5,855	3.48

Demand deposits—non-interest bearing	55,771			45,104
Other non-interest bearing liabilities	20,946			26,408
Stockholders' equity, including stock owned by ESOP	60,207			51,070

Total liabilities and stockholders equity	$919,968			$805,483

Net interest income/interest rate
Spread(4)		$8,963	4.08%		$7,819	4.06%

Net interest margin on a fully tax equivalent basis(5)			4.27%			4.31%

Net interest margin(5)			4.24%			4.29%

(1)
Non-accrual loans are included in average loans.

(2)
Interest income includes loan origination fees of $952 thousand and $600 thousand for the three months ended March 31, 2003 and 2002, respectively.

(3)
Non-taxable investment income is presented on a fully tax equivalent basis, adjusting for federal and state exemption of interest income and associated disallowed interest expense. Effective tax rate was 38% and 35% for 2003 and 2002, respectively. Disallowed expense was $57,000 and $30,000 for 2003 and 2002, respectively.

(4)
Interest rate spread represents the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities and is presented on a fully tax equivalent basis.

(5)
Net interest margin represents net interest income as a percentage of average interest earning assets.

	Year Ended December 31,
	2002			2001			2000
	Average Balance	Interest	Yield/Rate	Average Balance	Interest	Yield/Rate	Average Balance	Interest	Yield/Rate
	(Dollars in thousands)
Interest Earning Assets:
Loans(1)(2)	$642,232	$49,539	7.71%	$596,964	$52,522	8.80%	$515,324	$47,160	9.15%
Taxable investment securities	84,578	3,889	4.60	64,253	3,901	6.07	57,806	3,585	6.20
Investment securities exempt from federal income taxes(3)	8,148	434	5.33	6,634	451	6.80	4,940	440	8.91
Federal funds sold	158	3	1.90	671	30	4.47	1,847	117	6.33
Other interest bearing deposits	28,999	475	1.64	10,363	300	2.89	2,632	162	6.16

Total interest earning assets	764,115	54,340	7.11	678,885	57,204	8.43	582,549	51,464	8.83

Non-interest earning assets	82,079			60,066			41,536

Total assets	$846,194			$738,951			$624,085

Interest Bearing Liabilities:
Deposits:
NOW and money market deposit	$135,115	$3,090	2.29%	$127,390	$3,490	2.74%	$113,075	$4,121	3.64%
Savings deposit	176,274	3,706	2.10	134,540	4,877	3.62	117,033	5,144	4.40
Time deposits	323,884	13,098	4.04	321,308	18,984	5.91	258,097	15,954	6.18
Short-term borrowings	6,250	215	3.44	10,640	462	4.34	7,206	465	6.45
Long-term borrowings	39,029	1,629	4.17	23,397	1,339	5.72	30,409	1,770	5.82

Total interest bearing liabilities	680,552	21,738	3.19	617,275	29,152	4.72	525,820	27,454	5.22

Demand deposits—non-interest bearing	52,404			45,098			38,254
Other non-interest bearing liabilities	59,823			28,812			15,821
Stockholders' equity, including stock owned by ESOP	53,415			47,766			44,190

Total liabilities and stockholders equity	$846,194			$738,951			$624,085

Net interest income/interest rate
Spread(4)		$32,601	3.92%		$28,052	3.71%		$24,010	3.61%

Net interest margin on a fully tax equivalent basis(5)			4.27%			4.13%			4.12%

Net interest margin(5)			4.25%			4.11%			4.09%

(1)
Non-accrual loans are included in average loans.

(2)
Interest income includes loan origination fees of $2.7 million, $2.6 million and $2.0 million for the years ended December 31, 2002, 2001 and 2000, respectively.

(3)
Non-taxable investment income is presented on a fully tax equivalent basis, adjusting for federal and state exemption of interest income and associated disallowed interest expense. Effective tax rate was 38%, 37% and

  36% for 2002, 2001 and 2000, respectively. Disallowed expense was $47,000, $62,000 and $44,000 for 2002, 2001 and 2000, respectively.

(4)
Interest rate spread represents the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities and is presented on a fully tax equivalent basis.

(5)
Net interest margin represents net interest income as a percentage of average interest earning assets.

        For the first quarter of 2003, net interest income on a fully tax equivalent basis increased $1.2 million to $9.0 million from $7.8 million from the first quarter of 2002. The increase in net interest income resulted from a decrease in interest expense of $1.2 million (26.2%), while interest income on a fully tax equivalent basis was virtually unchanged. Interest expense decreased due to a decrease in rate on interest bearing liabilities of 108 basis points, which accounted for $1.8 million. Interest income on a fully tax equivalent basis decreased due to a decrease in rate on interest earning assets of 106 basis points, which accounted for $2.0 million. This was largely offset by an increase in volume of $115.4 million (15.7%), which increased net interest income on a fully tax equivalent basis by $1.9 million. The net interest margin expressed in a fully tax equivalent basis decreased 4 basis points to 4.27% for 2003 from 4.31% for 2002.

        For 2002, net interest income on a fully tax equivalent basis increased $4.5 million to $32.6 million from $28.1 million for 2001. The increase in net interest income resulted from a decrease in interest expense of $7.4 million (25.4%), which exceeded the $2.9 million (5.0%) decrease in interest income on a fully tax equivalent basis. Interest expense decreased due to a decrease in rate on interest bearing liabilities of 153 basis points, which accounted for $9.6 million. The decrease in rate on interest bearing liabilities was partially offset by an increase in volume of $63.3 million (10.3%), which increased interest expense by $2.2 million. Interest income on a fully tax equivalent basis decreased due to a decrease in rate on interest earning assets of 132 basis points, which accounted for $8.2 million. This was partially offset by an increase in volume of $85.2 million (12.6%), which increased net interest income on a fully tax equivalent basis by $5.3 million. The net interest margin expressed in a fully tax equivalent basis increased by 14 basis points to 4.27% for 2002 from 4.13% in 2001.

        For 2001, net interest income on a fully tax equivalent basis increased $4.1 million to $28.1 million from $24.0 million for 2000. The increase in net interest income resulted from an increase in interest income on a fully tax equivalent basis of $5.7 million, (11.2%), which exceeded the $1.7 million (6.2%) increase in interest expense. Interest income increased due to an increase in average earning assets of $96.3 million, (16.5%). The increase in volume was partially offset by a decrease in yield of 40 basis points in the declining rate environment to 8.43%. Interest expense increased due to an increase in average interest bearing liabilities of $91.5 million (17.4%.) This was partially offset by a 50 basis point decline in the cost of funds to 4.72%. The net interest margin expressed on a fully tax equivalent basis increased by one basis point to 4.13% for 2001 from 4.12% in 2000.

        Volume, Mix and Rate Analysis of Net Interest Income.    The following tables present the extent to which changes in volume, changes in interest rates, and changes in the interest rates times the changes in volume of interest earning assets and interest bearing liabilities have affected our interest income and interest expense during the periods indicated. Information is provided on changes in each category due to (i) changes attributable to changes in volume (change in volume times the prior period interest rate), (ii) changes attributable to changes in interest rate (changes in rate times the prior period volume) and (iii) changes attributable to changes in rate/volume (changes in interest rate times changes in volume). Changes attributable to the combined impact of volume and rate have been allocated proportionally to the changes due to volume and the changes due to rate:

	Three Months Ended March 31, 2003 Compared to Three Months Ended March 31, 2002
	Change Due to Volume	Change Due to Rate	Total Change
	(Unaudited; In thousands)
Interest Earning Assets:
Loans	$1,541	$(1,584)	$(43)
Taxable investment securities	329	(386)	(57)
Investment securities exempt from federal income taxes(1)	65	—	65
Federal funds sold	(1)	(1)	(2)
Other interest bearing deposits	(7)	(26)	(33)

Total increase (decrease) in interest income	1,927	(1,997)	(70)

Interest Bearing Liabilities:
NOW and money market deposit accounts	189	(159)	30
Savings deposits	224	(189)	35
Time deposits	242	(1,333)	(1,091)
Short-term borrowings	(73)	(74)	(147)
Long-term borrowings	(20)	(21)	(41)

Total increase (decrease) in interest expense	562	(1,776)	(1,214)

Increase (decrease) in net interest income	$1,365	$(221)	$1,144

(1)
Non-taxable investment income is presented on a fully tax equivalent basis, adjusting for federal and state exemption of interest income and associated disallowed interest expense. Effective tax rate was 38% and 35% for 2003 and 2002, respectively. Disallowed expense was $57,000 and $30,000 for 2003 and 2002, respectively.

	Year Ended December 31,
	2002 Compared to 2001			2001 Compared to 2000
	Change Due to Volume	Change Due to Rate	Total Change	Change Due to Volume	Change Due to Rate	Total Change
	(In thousands)
Interest Earning Assets:
Loans	$3,796	$(6,779)	$(2,983)	$7,239	$(1,877)	$5,362
Taxable investment securities	1,065	(1,077)	(12)	392	(76)	316
Investment securities exempt from federal income taxes(1)	92	(109)	(17)	130	(119)	11
Federal funds sold	(16)	(11)	(27)	(60)	(27)	(87)
Other interest bearing deposits	350	(175)	175	263	(125)	138

Total increase (decrease) in interest income	5,287	(8,151)	(2,864)	7,964	(2,224)	5,740

Interest Bearing Liabilities:
NOW and money market deposit accounts	203	(603)	(400)	478	(1,109)	(631)
Savings deposits	1,243	(2,414)	(1,171)	707	(974)	(267)
Time deposits	151	(6,036)	(5,885)	3,761	(731)	3,030
Short-term borrowings	(164)	(83)	(247)	179	(182)	(3)
Long-term borrowings	722	(432)	290	(401)	(30)	(431)

Total increase (decrease) in interest expense	2,155	(9,568)	(7,413)	4,724	(3,026)	1,698

Increase (decrease) in net interest income	$3,132	$1,417	$4,549	$3,240	$802	$4,042

(1)
Non-taxable investment income is presented on a fully tax equivalent basis, adjusting for federal and state exemption of interest income and associated disallowed interest expense. Effective tax rate was 38%, 37% and 36% for 2002, 2001 and 2000, respectively. Disallowed expense was $47,000, $62,000 and $44,000 for 2002, 2001 and 2000, respectively.

        Other Income.    In the first quarter of 2003, other income increased by $2.5 million (107.1%) to $4.8 million from $2.3 million for the first quarter of 2002. Gain on loans sold increased $2.1 million due to the generation and sale of mortgages during historically high mortgage refinancing volume.

        For 2002, other income increased $6.4 million (89.1%) to $13.7 million from $7.3 million. Gain on loans sold increased $4.6 million due to the sale of mortgages in favorable conditions during high mortgage refinancing volume. Gain on sale of securities in 2002 was $668 thousand, compared to no gain in 2001. Fees on mortgage loans serviced increased $434 thousand due to higher volume of loans serviced.

        Other income increased $3.1 million (71.8%) to $7.3 million in 2001 from $4.2 million for 2000. Gain on loans sold increased by $1.8 million due to high mortgage refinancing volume. Income from title insurance and title fees increased by $615 thousand also due to increased refinance volume.

        Other Expenses.    For the first quarter of 2003, other expenses increased $1.7 million (30.7%) to $7.0 million in 2003 from $5.3 million in the first quarter of 2002. Salaries and employee benefits increased by $927 thousand (35.2%), due to an increase in staff of 44 full-time equivalent employees (19.6%), most of whom were officer and supervisor level employees in the loan department. The increase in staff was necessary because of the extremely high mortgage loan refinancing volume during the year.

        Other expenses increased $6.6 million (35.6%) to $25.2 million in 2002 from $18.6 million in 2001. Amortization and valuation of mortgage servicing rights increased by $3.4 million (256.5%) due to a sharp decline in interest rates during the year. Salaries and employee benefits increased by $2.1 million (21.4%), due to an increase of staff (total full time equivalent employees increased 17.3% during the year.)

        For 2001, other expenses increased by $3.8 million to $18.6 million from $14.8 million in 2000. Salaries and employee benefits increased by $1.8 million (23.5%), largely due to an increase of staff as total full time equivalent employees increased 17.0% during the year. Amortization and valuation of mortgage servicing rights increased $721 thousand (116.3%), due to the declining rate environment and heavy refinance volume.

        Income Taxes.    In the first quarter of 2003, income tax expense increased $876 thousand (68.2%) over the first quarter of 2002 to a total of $2.2 million compared to $1.3 million. The effective tax rate increased to 38.0% in the first quarter of 2003, compared to 35.3% in the first quarter of 2002.

        For 2002, income tax expense increased by $1.7 million (36.4%) over the previous year to a total of $6.3 million compared to $4.6 million. The effective tax rate increased to 38.0% for 2002, from 36.7% in 2001. The effective tax rate increased to 36.7% for 2001, from 36.3% in 2000. Income tax expense for 2001 was $4.6 million compared to $4.1 million for 2000.

        Investment Securities.    The primary purposes of the investment portfolio are to provide a source of earnings for liquidity management purposes, to provide collateral to pledge against public deposits and to control interest rate risk. In managing the portfolio, we seek to obtain the objectives of safety of principal, liquidity, diversification and maximized return on funds. For an additional discussion with respect to these matters, see "Liquidity" and "Capital Resources" under Item 2 and "Asset Liability Management" under Item 2A below.

        The following tables set forth the amortized cost and fair value of our securities by accounting classification category and by type of security as indicated:

	At March 31, 2003		At March 31, 2002
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Unaudited; In thousands)
Securities Available for Sale:
U.S. Government agencies	$46,970	$47,486	$40,084	$40,762
Equity securities	3,782	3,788	3,263	3,270

Total securities available for sale	$50,752	$51,274	$43,347	$44,032

Securities Held to Maturity:
U.S. Government agencies	$56,769	$58,333	$22,540	$22,983
States and political subdivisions	11,324	11,553	6,778	6,928

Total securities held to maturity	$68,093	$69,886	$29,318	$29,911

	At December 31, 2002		At December 31, 2001		At December 31, 2000
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)
Securities Available for Sale:
U.S. Government agencies	$31,405	$32,107	$40,647	$41,563	$33,052	$33,268
Equity securities	3,781	3,787	3,240	3,247	2,861	2,868

Total securities available for sale	$35,186	$35,894	$43,887	$44,810	$35,913	$36,136

Securities Held to Maturity:
U.S. Government agencies	$59,543	$61,055	$27,981	$28,630	$30,762	$31,132
States and political subdivisions	10,380	10,584	6,466	6,594	6,440	6,486

Total securities held to maturity	$69,923	$71,639	$34,447	$35,224	$37,202	$37,618

        U.S. Treasury securities and securities of U.S. Government agencies generally consist of fixed rate securities with maturities of three months to five years. States and political subdivisions investment securities consist of investment grade and local non-rated issues with maturities of less than ten years.

        Securities held from one issuer, Los Alamos Retirement Center, Inc., had a book value in excess of 10% of Trinity's stockholders' equity at March 31, 2003, with issues held by us totaling $7.0 million.

        The following table sets forth certain information regarding contractual maturities and the weighted average yields of our securities portfolio as of December 31, 2002:

	Due in One Year or Less		Due after One Year through Five Years		Due after Five Years through Ten Years		Due after Ten Years or no stated Maturity
	Balance	Weighted Average Yield	Balance	Weighted Average Yield	Balance	Weighted Average Yield	Balance	Weighted Average Yield
	(Dollars in thousands)
Securities Available for Sale:
U.S. Government agencies	$17,530	4.06%	$14,577	4.01%	$—	—	$—	—
Equity securities	—	—	—	—	—	—	3,787	3.63%

Total	$17,530		$14,577		$—		$3,787

Securities Held to Maturity:
U.S. Government agencies	$5,600	6.06%	$53,943	3.43%	$—	—	$—	—
States and political subdivision(1)	4,529	4.92%	3,666	3.89%	—	—	2,185	2.31%

Total	$10,129		$57,609		$—		$2,185

(1)
Yield is reflected on a fully tax equivalent basis, adjusting for federal and state exemption of interest income and associated disallowed interest expense. Effective tax rate used is 38%; disallowed interest expense was $47,000.

        Loan Portfolio.    The following tables set forth the composition of the loan portfolio:

	At March 31,
	2003		2002
	Amount	Percent	Amount	Percent
	(Unaudited; Dollars in thousands)
Commercial	$68,113	10.02%	$58,282	9.35%
Commercial real estate	261,796	38.51%	228,584	36.69%
Residential real estate	202,477	29.79%	202,305	32.47%
Construction real estate	101,275	14.90%	94,475	15.16%
Installment and other	46,071	6.78%	39,447	6.33%

Total loans	679,732	100.00%	623,093	100.00%

Unearned income	1,228		782

Gross loans	678,504		622,311

Allowance for loan losses	6,560		5,938

Net loans	$671,944		$616,373

        Net loans increased $55.6 million (9.0%) to $671.9 million at March 31, 2003 from $616.3 million at March 31, 2002. The increase was due primarily to growth in our commercial real estate and other commercial loans portfolios.

	At December 31,
	2002		2001		2000		1999		1998
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Commercial	$65,778	9.94%	$55,838	8.58%	$47,188	8.56%	$38,797	8.08%	$30,014	7.48%
Commercial real estate	245,001	37.02%	217,776	33.45%	185,960	33.73%	167,951	34.95%	146,908	36.64%
Residential real estate	200,408	30.28%	236,139	36.26%	197,732	35.86%	166.077	34.57%	138,739	34.59%
Construction real estate	105,921	16.01%	101,500	15.59%	80,100	14.53%	74,525	15.51%	55,107	13.74%
Installment and other	44,656	6.75%	39,833	6.12%	40,385	7.32%	33,080	6.89%	30,298	7.55%

Total loans	661,764	100.00%	651,086	100.00%	551,365	100.00%	480,430	100.00%	401,066	100.00%

Unearned income	1,316		727		813		726		644

Gross loans	660,448		650,359		550,552		479,704		400,422

Allowance for loan losses	6,581		5,637		4,621		4,237		3,676

Net loans	$653,867		$644,722		$545,931		$475,467		$396,746

        Net loans increased $9.2 million (1.4%) to $653.9 million at December 31, 2002 from $644.7 million at December 31, 2001. The increase was due primarily to growth in our commercial real estate portfolio, which was partially offset by a decline in the residential real estate portfolio due to the sale of loans. Additional growth was provided through construction lending.

        Loan Maturities.    The following table sets forth the maturity or re pricing information for commercial and construction real estate loans outstanding at December 31, 2002:

	Due in One Year Or Less		Due after One Year Through Five Years		Due after Five Years
	Fixed Rate	Floating Rate	Fixed Rate	Floating Rate	Fixed Rate	Floating Rate	Total
	(In thousands)
Commercial loans and construction real estate loans	$110,784	$56,996	$2,041	$251	$1,610	$17	$171,699

        Asset Quality.    The following table sets forth the amounts of non-performing loans and non-performing assets at the dates indicated:

	At March 31,		At December 31,
	2003	2002	2002	2001	2000	1999	1998
	(Unaudited)		(Dollars in thousands)
Non-accruing loans	$2,457	$6,433	$3,914	$6,472	$3,562	$621	$710
Loans 90 days or more past due, still accruing interest	54	147	—	877	37	3	983

Total non-performing loans	2,511	6,580	3,914	7,349	3,599	624	1,693

Other real estate owned	4,057	2,579	3,707	2,338	604	1,024	375
Other repossessed assets	32	45	39	18	26	3	7

Total non-performing assets	$6,600	$9,204	$7,660	$9,705	$4,229	$1,651	$2,075

Total non-performing loans to total loans	0.37%	1.06%	0.59%	1.13%	0.65%	0.13%	0.42%
Allowance for loan losses to non-performing loans	261.25%	90.24%	168.14%	76.70%	128.40%	679.01%	217.13%
Total non-performing assets to total assets	0.71%	1.15%	0.84%	1.20%	0.62%	0.29%	0.42%

        Non-performing Loans.    Non-performing loans include (i) loans accounted for on a non-accrual basis, (ii) accruing loans contractually past due 90 days or more as to interest and principal and (iii) troubled debt restructurings. Management reviews the loan portfolio for problem loans on an ongoing basis. During the ordinary course of business, management becomes aware of borrowers that may not be able to meet the contractual requirements of loan agreements. Such loans are placed under close supervision with consideration given to placing the loan on a non-accrual status, increasing the allowance for loan losses, and (if appropriate) partial or full charge-off. After a loan is placed on non-accrual status, any current year interest previously accrued but not yet collected is reversed against current income. When payments are received on non-accrual loans, such payments will be applied to principal and not taken into income. Loans will not be placed back on accrual status unless all back interest and principal payments are made. If interest on non-accrual loans had been accrued, such income would have amounted to $52 thousand and $207 thousand for the three month period ending March 31, 2003 and 2002, respectively, and $320 thousand and $600 thousand for the year ended December 31, 2002 and 2001, respectively. None of these amounts were included in interest income during these periods. Our policy is to place loans 90 days past due on non-accrual status. An exception is made when management believes the loan will become current and there is documented evidence of the borrower's ability to repay. Non-accrual loans are further classified as impaired when underlying collateral is not sufficient to cover the loan balance and it is probable that we will not fully collect all principal and interest. There were no troubled debt restructurings outstanding as of March 31 for the years 2002 and 2003, or as of December 31 for the years 1998 through 2002.

        Non-performing assets also consist of other repossessed assets and other real estate owned ("OREO"). OREO represents properties acquired through foreclosure or other proceedings and is recorded at the lower of cost or fair value less the estimated cost of disposal. OREO is evaluated regularly to ensure that the recorded amount is supported by its current fair value. Valuation allowances to reduce the carrying amount to fair value less estimated costs of disposal are recorded as necessary. Revenues and expenses from the operations of OREO and changes in the valuation are included in other income and other expenses on the income statement.

        At March 31, 2003, total non-performing assets decreased $2.6 million to $6.6 million from $9.2 million at March 31, 2002 due to decreases in non-performing loans of $4.1 million, which was partially offset by increases in other real estate owned of $1.5 million. The decreases in non-performing loans were primarily due to a $2.9 million construction loan that was moved into other real estate owned at a value of $2.5 million in 2002. This increase in other real estate owned was partially offset by sales during the twelve months ended March 31, 2003. These changes along with the expected downward trends in annualized historical loss and concentrations allocations had the affect of decreasing the allowance balance slightly in the current period. Due to the continued slow economic recovery and the unstable equity market, these trends may not be sustainable and the company could experience increases in non-performing assets in subsequent quarters.

        At December 31, 2002, total non-performing assets decreased $2.0 million to $7.7 million from $9.7 million at December 31, 2001 due to decreases in non-performing loans of $3.4 million, which was partially offset by increases in other real estate owned and other repossessed assets of $1.4 million and $21 thousand, respectively. The decreases in non-performing loans were primarily due to a $2.9 million construction loan that was moved into other real estate owned at a value of $2.5 million in 2002. This was partially offset by several smaller loans being reclassified as nonperforming during 2002.

        At December 31, 2001, total non-performing assets increased $5.5 million to $9.7 million from $4.2 million at December 31, 2000 due to increases in non-performing loans and other real estate owned of $3.8 million and $1.7 million, respectively. At December 31, 2000, non-performing assets increased $2.5 million to $4.2 million from $1.7 million at December 31, 1999 due to increases of $3.0 million and $23 thousand in non-performing loans and repossessed assets, respectively, which were partially offset by a decrease of $420 thousand in other real estate. The increase in non accrual loans of $2.9 million from December 31, 1999 to December 31, 2000 was primarily due to one commercial real estate loan of $1.9 million. As of December 31, 2001, this loan was accounted for in other real estate owned with a value of $1.3 million, and as of December 31, 2002, the value was further reduced to $1.0 million. As of March 31, 2003, the value was again reduced to $720 thousand.

        Allowance for Loan Losses.    Management believes the allowance for loan losses accounting policy is critical to the portrayal and understanding of our financial condition and results of operations. As such, selection and application of this "critical accounting policy" involves judgments, estimates, and uncertainties that are susceptible to change. In the event that different assumptions or conditions were to prevail, and depending upon the severity of such changes, the possibility of materially different financial condition or results of operations is a reasonable likelihood.

        The allowance for loan losses is maintained at an amount that management believes will be adequate to absorb probable losses on existing loans, based on an evaluation of the collectibility of loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, the value of underlying collateral, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, as an integral part of their examination process regulatory agencies periodically review our allowance for loan losses and may require us to make additions to the allowance based on their evaluation of information available at the time of their examinations.

        The following table presents an analysis of the allowance for loan losses for the periods presented:

	Three Months Ended March 31,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(Unaudited)		(Dollars in thousands)
Balance at beginning of year	$6,581	$5,637	$5,637	$4,621	$4,237	$3,676	$3,350
Provision for loan losses	600	700	2,800	2,900	1,215	1,027	1,000
Charge-offs:
Commercial	154	287	1,240	1,060	133	137	214
Commercial real estate	296	—	—	356	—	21	100
Residential real estate	108	53	168	374	462	97	91
Construction real estate	—	—	—	—	—	—	—
Installment and other	92	86	516	435	367	256	353

Total charge-offs	650	426	1,924	2,225	962	511	758

Recoveries:
Commercial	—	1	11	14	7	3	46
Commercial real estate	—	—	—	—	77	—	—
Residential real estate	2	—	—	274	—	—	—
Construction real estate	—	—	—	—	—	—	—
Installment and other	27	26	57	53	47	42	38

Total recoveries	29	27	68	341	131	45	84

Net charge-offs	621	399	1,856	1,884	831	466	674

Balance at	$6,560	$5,938	$6,581	$5,637	$4,621	$4,237	$3,676

Gross loans at	$678,504	$622,311	$660,448	$650,359	$550,552	$479,704	$400,422
Ratio of allowance to total loans	0.97%	0.95%	1.00%	0.87%	0.84%	0.88%	0.92%
Ratio of net charge-offs to average loans(1)	0.35%	0.25%	0.29%	0.32%	0.16%	0.11%	0.18%

(1)
For three month periods ending March 31, 2003 and 2002, net charge-offs are annualized for the purposes of this calculation.

        Net charge-offs for the three months ended March 31, 2003 totalled $621 thousand, an increase of $222 thousand from $399 thousand from the three months ended March 31, 2002. The majority of the charge-offs were commercial real estate, largely due to a single commercial real estate charge off of $296 thousand. The provision for loan losses decreased $100 thousand for the three months ended March 31, 2003 compared to the three months ended March 31, 2002, due to management's analysis of current non-performing loans.

        The net charge-offs for 2002 totaled $1.9 million, unchanged from 2001. The majority of the charge-offs were commercial loans, largely due to three commercial charge-offs totaling $830 thousand. The provision for loan losses decreased $100 thousand in 2002 from 2001 from $2.9 million to $2.8 million, due to management's analysis of current non-performing loans as well as slowed growth in total loans.

        Net charge-offs totaled $1.9 million in 2001, an increase of $1.1 million from 2000. The increase was primarily due to the charge-off of $356 thousand in a loan to a commercial real estate customer and $783 thousand in loans to three commercial customers. The provision for loan losses increased by $1.7 million for 2001 compared to 2000.

        Net charge-offs totaled $831 thousand in 2000, an increase of $365 thousand from 1999. The increase was primarily due to a charge off of $318 thousand in fraudulent loans, $243 thousand of which was reimbursed by our bonding company the following year. The provision for loan losses increased $188 thousand for the year ended 2000 compared to 1999 as a reflection of management's evaluation of non-performing loans as well as growth in our loan portfolio.

        The following tables set forth the allocation of the allowance for loan losses for the years presented and the percentage of loans in each category to total loans. An allocation for a loan classification is only for internal analysis of the adequacy of the allowance and is not an indication of expected or anticipated losses:

	At March 31,
	2003		2002
	Amount	Percent	Amount	Percent
	(Unaudited; Dollars in thousands)
Commercial	$1,920	10.02%	$1,742	9.35%
Commercial and residential real estate	1,806	68.30%	1,579	69.16%
Construction real estate	1,809	14.90%	2,147	15.16%
Installment and other	565	6.78%	376	6.33%
Unallocated	460	N/A	94	N/A

Total	$6,560	100.00%	$5,938	100.00%

N/A—not applicable

	At December 31,
	2002		2001		2000		1999		1998
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Commercial	$2,062	9.94%	$1,559	8.58%	$297	8.56%	$157	8.08%	$202	7.48%
Commercial and residential real estate	1,376	67.30%	866	69.71%	334	69.59%	203	69.52%	109	71.23%
Construction real estate	2,399	16.01%	2,129	15.59%	—	14.53%	—	15.51%	—	13.74%
Installment and other	386	6.75%	385	6.12%	444	7.32%	271	6.89%	313	7.55%
Unallocated	358	N/A	698	N/A	3,546	N/A	3,606	N/A	3,052	N/A

Total	$6,581	100.00%	$5,637	100.00%	$4,621	100.00%	$4,237	100.00%	$3,676	100.00%

N/A—not applicable

        We maintain our allowance for loan losses at a level that management believes will be adequate to absorb probable losses on existing loans based on an evaluation of the collectibility of loans and prior loss experience. Three methods are used to evaluate the adequacy of the allowance for loan losses: (1) historical loss experience, based on loss experience by quality classification in the previous twelve calendar quarters; (2) specific identification, based upon management's assessment of loans and the probability that a charge off will occur in the upcoming quarter; and (3) loan concentrations, based on current or expected economic factors in the geographic and industry sectors where management believes we may eventually experience some loan losses.

        The historical loss experience allocation increased slightly from March 31, 2002 compared to March 31, 2003, increasing from $948 thousand to $1.2 million, an increase of $206 thousand (22%). This was primarily due to an increase in the allocation for historical losses in consumer loans. Concentration allocation also increased for the same period from $3.9 million to $4.1 million, largely due to an increase in the concentration allocation for commercial real estate of $392 thousand, because of an increase in the allocation for office buildings, since this portfolio experienced growth during the year. Specific valuations allowances decreased slightly during this period from $1.0 million to $831 thousand, due to a decrease in consumer loans specifically identified as potential losses.

        Historical loss experience allocation increased slightly from December 31, 2001 compared to December 31, 2002, increasing from $1.1 million to $1.2 million. This was mainly due to an increase in the historical losses in commercial loans. Concentration allocation also increased for the same period by $1.0 million. This was due to an increase in the concentration allocation for commercial real estate of $618 thousand and an increase in the concentration allocation for construction loans of $353 thousand, because of the growth in the construction of speculative homes portfolio as well as growth in the office building commercial real estate portfolio. Allocation for specifically identified loans was relatively unchanged.

        Historical loss experience allocation increased slightly from December 31, 2000 compared to December 31, 2001, an increase of $217 thousand.. This was mainly due to an increase in the allocation for historical losses in commercial loans of $115 thousand and in increase in the allocation for historical losses in residential real estate loans of $67 thousand, mainly because of growth experienced in this portfolio. Concentration allocation also increased $3.2 million. This was due to the recognition of a concentration allocation, which was previously included in the unallocated portion of the analysis. Specific allocations for individual loans increased $524 thousand largely due to an increase of $457 thousand in construction loans, mainly because of a single large construction loan. The unallocated reserve decreased from $3.5 million to $698 thousand, mainly due to the transfer of $2.8 million from unallocated reserve to the concentration allocation.

        Additions to the allowance for loan losses, which are charged to earnings through the provision for loan losses, are determined based on a variety of factors, as indicated above. Although we believe the allowance for loan losses is sufficient to cover probable losses inherent in the loan portfolio, there can be no assurance that the allowance will prove sufficient to cover actual future loan losses.

        Along with other financial institutions, we share a concern for the outlook of the economy during 2003. A slowdown in economic activity beginning in 2001 severely impacted several major industries as well as the economy as a whole. Even though there are numerous indications of emerging strength, it is not certain that this strength is sustainable. In addition, consumer confidence may be negatively impacted by the recent substantial decline in equity prices. These events could still adversely affect cash flows for both commercial and individual borrowers, as a result of which, we could experience increases in problem assets, delinquencies and losses on loans.

        Potential Problem Loans.    We utilize an internal asset classification system as a means of reporting problem and potential problem assets. At scheduled Board of Directors meetings every quarter, a watch list is presented, showing all loans listed as "Special Mention," "Substandard," "Doubtful" and "Loss." An asset is classified Substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard assets include those characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. Assets classified as Doubtful have all the weaknesses inherent in those classified Substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Assets classified as Loss are those considered uncollectible and viewed as non-bankable assets, worthy of charge-off. Assets that do not currently expose us to sufficient risk to warrant classification in one of the aforementioned categories, but possess weaknesses that may or may not be within the control of the customer are deemed to be Special Mention.

        Our determination as to the classification of our assets and the amount of our valuation allowances is subject to review by our primary regulators, which can order the establishment of additional general or specific loss allowances. The OCC, in conjunction with the other federal banking agencies, has adopted an interagency policy statement on the allowance for loan losses. The policy statement provides guidance for financial institutions on both the responsibilities of management for the assessment and establishment of adequate allowances and guidance for banking agency examiners to use in determining the adequacy of general valuation guidelines. Generally, the policy statement recommends that (i) institutions have effective systems and controls to identify, monitor and address asset quality problems; (ii) management has analyzed all significant factors that affect the collectibility of the portfolio in a reasonable manner; and (iii) management has established acceptable allowance evaluation processes that meet the objectives set forth in the policy statement. Management believes it has established an adequate allowance for probable loan losses. We analyze our process regularly, with modifications made if needed, and reports those results quarterly at Board of Directors meetings. However, there can be no assurance that regulators, in reviewing our loan portfolio, will not request us to materially increase our allowance for loan losses at the time. Although management believes that adequate specific and general loan loss allowances have been established, actual losses are dependent upon future events and, as such, further additions to the level of specific and general loan loss allowances may become necessary.

        The aggregate principal amounts of potential problem loans as of March 31, 2003 and 2002 were approximately $26.7 million and $24.5 million, respectively, and as of December 31, 2002 and 2001 were approximately $25.6 million and $31.9 million, respectively. Included in these potential problem loan totals are non-accrual, Special Mention, Substandard and Doubtful classifications, which comprise the watch list presented to the Board of Directors. All loans classified as Loss have been charged-off. Loans in this category generally include loans that were classified for risk management and regulatory purposes.

  Sources of Funds

        General.    Deposits, short-term and long-term borrowings, loan and investment security repayments and prepayments, proceeds from the sale of securities, and cash flows generated from operations are the primary sources of our funds for lending, investing and other general purposes. Loan repayments are a relatively predictable source of funds except during periods of significant interest rate declines, while deposit flows tend to fluctuate with prevailing interests rates, money markets conditions, general economic conditions and competition.

        Deposits.    We offer a variety of deposit accounts with a range of interest rates and terms. Our core deposits consist of checking accounts, NOW accounts, savings accounts and non-public certificates of deposit. These deposits, along with public fund deposits and short-term and long-term borrowings are used to support our asset base. Our deposits are obtained predominantly from the geographic trade areas surrounding each of our office locations. We rely primarily on customer service and long-standing relationships with customers to attract and retain deposits; however, market interest rates and rates offered by competing financial institutions significantly affect our ability to attract and retain deposits.

        The following table sets forth the maturities of time deposits $100,000 and over at December 31, 2002:

At December 31, 2002
(In thousands)
Time deposits $100,000 and over:
Maturing within three months	$56,489
After three but within six months	38,166
After six but within twelve months	56,609
After twelve months	48,644

Total other time deposits $100,000 and over:	$199,908

        Borrowings.    We have access to a variety of borrowing sources and uses short-term and long-term borrowings to support its asset base. Short-term borrowings include federal funds purchased and advances from Federal Home Loan Bank (FHLB) with remaining maturities under one year. Long-term borrowings are advances from FHLB with remaining maturities over one year. Total borrowings decreased $6.9 million at March 31, 2003 compared to March 31, 2002, due to decreased liquidity needs arising from strong deposit growth. Total borrowings decreased $21 million at December 31, 2002 compared to December 31, 2001, also due to decreased liquidity needs from strong deposit growth.

        In addition to short- and long-term borrowings made by us, the ESOP uses long-term borrowings to facilitate its ability to acquire stock for the benefit of all employees who participate in the plan. The servicing of this debt is supported by discretionary contributions made by us to the ESOP, and such contributions are recognized as compensation expense in the consolidated financial statements.

        The following table sets forth certain information regarding our borrowings for the periods indicated:

	At December 31,
	2002	2001	2000
	(Dollars in thousands)
Short-term borrowings:
Average balance outstanding	$6,250	$10,640	$7,206
Maximum outstanding at any month-end during the period	—	55,100	42,000
Balance outstanding at end of period	—	20,000	42,000
Weighted average interest rate during the period	3.44%	4.34%	6.45%
Weighted average interest rate at end of the period	—	4.31%	6.31%
Long-term borrowings:
Average balance outstanding	$39,029	$23,397	$30,409
Maximum outstanding at any month-end during the period	40,659	40,747	35,781
Balance outstanding at end of period	39,492	40,747	8,771
Weighted average interest rate during the period	4.17%	5.72%	5.82%
Weighted average interest rate at end of the period	4.09%	4.33%	6.82%
Borrowings made by Employee Stock Ownership Plan (ESOP):(1)
Average balance outstanding	$2,907	$2,693	$1,430
Maximum outstanding at any month-end during the period	3,300	3,300	2,560
Balance outstanding at end of period	2,888	3,300	2,560
Weighted average interest rate during the period	4.67%	6.70%	7.94%
Weighted average interest rate at end of the period	4.25%	4.75%	9.50%

(1)
This debt is serviced by contributions made by us to the ESOP, recognized as compensation expense, not interest expense.

  Liquidity

        Bank Liquidity.    Liquidity management is monitored by the Asset/Liability Management Committee and Board of Directors of Los Alamos National Bank, who review historical funding requirements, current liquidity position, sources and stability of funding, marketability of assets, options for attracting additional funds, and anticipated future funding needs, including the level of unfunded commitments.

        Our primary sources of funds are retail and commercial deposits, borrowings, public funds and funds generated from operations. Funds from operations include principal and interest payments received on loans and securities. While maturities and scheduled amortization of loans and securities provide an indication of the timing of the receipt of funds, changes in interest rates, economic conditions and competition strongly influence mortgage prepayment rates and deposit flows, reducing the predictability of the timing on sources of funds.

        We adhere to a liquidity policy, approved by the Board of Directors, who set certain guidelines for liquidity purposes. This policy requires that we maintain the following liquidity ratios:

  1.
  Net on-hand liquidity to total assets (defined as interest-bearing short-term investments plus securities not needed for collateral less short-term borrowings divided by total assets) should be greater than 0.0%.

  2.
  Wholesale funding to total assets (defined as state deposits plus short and long-term borrowings divided by total assets) should be less than 20.0%.

  3.
  Unused funding lines to total assets (defined as unused borrowings lines available from Federal Home Loan Bank and other banks divided by total assets) should be greater than 10.0%.

  4.
  Loans to deposits less than 110%.

  5.
  Unused commitments to fund loans to total assets (defined as unused lines of credit likely to be funded divided by total assets) should be less than 5.0%.

        At March 31, 2003 and 2002, and at December 31, 2002 and 2001, we were in compliance with the foregoing policy.

        At December 31, 2002, we had outstanding loan origination commitments and unused commercial and retail lines of credit of $118.4 million, mortgages sold with recourse of $93 thousand and standby letters of credit of $21.7 million. We anticipate that we will have sufficient funds available to meet current origination and other lending commitments. Certificates of deposit that are scheduled to mature within one year totaled $266.3 million at December 31, 2002. We expect to retain a substantial majority of these certificates of deposit.

        In the event that additional short-term liquidity is needed, we have established relationships with several large regional banks to provide short-term borrowings in the form of federal funds purchases. We have borrowed, and management believes that we could again borrow, $75.7 million for a short time from these banks on a collective basis. Additionally, we are a member of the Federal Home Loan Bank ("FHLB") and has the ability to borrow from the FHLB. As a contingency plan for significant funding needs, the Asset/Liability Management committee may also consider the sale of investment securities, selling securities under agreement to repurchase, sale of certain loans and/or the temporary curtailment of lending activities.

        Company Liquidity.    Trinity's main sources of liquidity at the holding company level are dividends from Los Alamos National Bank.

        The following table summarizes our significant contractual obligations and other potential funding needs at December 31, 2002.

	Time Deposits	Long-term borrowings and ESOP borrowings	Operating leases	Total
	(In thousands)
2003	$266,334	$7,550	$153	$274,037
2004	48,482	12,863	101	61,446
2005	10,360	8,172	76	18,608
2006	3,514	8,494	9	12,017
2007	1,902	870	—	2,772
Thereafter	7,645	4,431	—	12,076

Total	$338,237	$42,380	$339	$380,956

Commitments to extend credit				$140,237

        Los Alamos National Bank is subject to various regulatory capital requirements administered by federal and state banking agencies, which affect its ability to pay dividends to Trinity. Failure to meet minimum capital requirements can initiate certain mandatory and discretionary actions by regulators that, if undertaken, could have a direct material effect on our financial statements. The minimum ratios required for Los Alamos National Bank to be considered "well capitalized" for regulatory purposes are 10%, 6% and 5%, respectively. At December 31, 2002, Los Alamos National Bank could pay a total of $8.9 million in dividends and still comply with our internal policy regarding minimum regulatory capital ratios. In addition to adhering to our internal policy, there are regulatory restrictions on the ability of national banks to pay dividends. See "Item 1 Business—Supervision and Regulation—Dividends."

  Capital Resources

        Los Alamos National Bank is subject to the risk based capital regulations administered by the banking regulatory agencies. The risk based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Under the regulations, assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk weighted assets and off-balance sheet items. Under the prompt corrective action regulations, to be adequately capitalized a bank must maintain minimum ratios of total capital to risk-weighted assets of 8.00%, Tier 1 capital to risk-weighted assets of 4.00%, and Tier 1 capital to total assets of 4.00%. Failure to meet these capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators, that, if undertaken, could have a direct material effect on Los Alamos National Bank's financial statements. As of December 31, 2002, the most recent notification from the federal banking regulators categorized Los Alamos National Bank as well capitalized. A well capitalized institution must maintain a minimum ratio of total capital to risk-weighted assets of at least 10.00%, a minimum ratio of Tier 1 capital to risk weighted assets of at least 6.00%, a minimum ratio of Tier 1 capital to total assets of at least 5.00% and must not be subject to any written order, agreement or directive requiring it to meet or maintain a specific capital level. There are no conditions or events since that notification that management believes have changed Los Alamos National Bank's capital classification.

        In order for Trinity to be considered "adequately capitalized" on a consolidated basis, it must maintain a minimum ratio of Tier 1 capital to total assets of 4.00%, and a minimum ratio of total capital to risk-weighted assets of 8.00%. See Item 1. "Business—Supervision and Regulation,—Capital Adequacy" and "Prompt Corrective Action".

        Trinity and Los Alamos National Bank were in full compliance with all capital adequacy requirements to which they are subject as of March 31, 2003 and December 31, 2002. The required and actual amounts and ratios for Trinity and Los Alamos National Bank as of March 31, 2003 and December 31, 2002 are presented below:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
	(Unaudited; Dollars in thousands)
As of March 31, 2003
Total capital (to risk-weighted assets):
Consolidated	$82,037	11.63%	$56,447	8.00%	$	N/A	N/A	%
Bank only	79,369	11.26	56,366	8.00		70,458	10.00
Tier 1 capital (to risk-weighted assets):
Consolidated	75,475	10.70	28,223	4.00		N/A	N/A
Bank only	72,807	10.33	28,183	4.00		42,275	6.00
Tier 1 capital (to average assets):
Consolidated	75,475	8.21	36,781	4.00		N/A	N/A
Bank only	72,807	7.93	36,740	4.00		45,926	5.00

N/A—not applicable

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
	(Dollars in thousands)
As of December 31, 2002
Total capital (to risk-weighted assets):
Consolidated	$78,221	11.15%	$56,110	8.00%	$	N/A	N/A	%
Bank only	75,356	10.77	55,982	8.00		69,978	10.00
Tier 1 capital (to risk-weighted assets):
Consolidated	71,637	10.21	28,055	4.00		N/A	N/A
Bank only	68,772	9.83	27,991	4.00		41,987	6.00
Tier 1 capital (to average assets):
Consolidated	71,637	7.89	36,325	4.00		N/A	N/A
Bank only	68,772	7.58	36,287	4.00		45,358	5.00

N/A—not applicable

  Statement of Cash Flows

        Our cash flows are composed of three classifications: cash flows from operating activities, cash flows from investing activities and cash flows from financing activities. Net cash provided by (used in) operating activities was $28.1 million and ($3.6) million for the three months ended March 31, 2003 and 2002, respectively. Net cash provided by operating activities increased $31.7 million in the first quarter of 2003 compared to the first quarter of 2002 largely due to the sale of loans held for sale that increased $125.5 million over first quarter of 2002, which was partially offset by origination of loans held for sale that increased $95.2 million in the same period. Net cash (used in) provided by operating activities was ($48.0) million, ($1.4) million and $7.8 million for 2002, 2001 and 2000, respectively. Net cash used in operating activities increased by $46.6 million in the 2002 period over 2001 largely due to the increase of origination of new loans held for sale of $151.3 million, which was partially offset by an increase in the proceeds from the sale of loans of $109.5 million. Net cash provided by operating activities decreased by $9.2 million in the 2001 period over 2000 due to a $189.8 million increase in cash used for the origination of new loans held for sale, partially offset by an increase in proceeds from the sale of loans of $176.3 million.

        Net cash (used in) provided by investing activities was ($34.2) million and $32.3 million for the three months ended March 31, 2003 and 2002, respectively. The $66.5 million decrease in cash provided by investing activities was largely due to the funding of new loans net of repayments, which increased $45.9 million in the first quarter of 2003 over the first quarter of 2002, and the purchase of new available for sale securities, which increased $18.5 million over the same period. Net cash (used in) investing activities was ($47.3) million, ($110.7) million and ($96.2) million for 2002, 2001 and 2000, respectively. The $63.4 million decrease in net cash used in investing activities for 2002 compared to 2001 was due primarily to decreases in cash used in the funding of new loans (net of repayments) by $88.1 million, which was partially offset by an increase in net cash used of $21.6 million in investment securities. The $14.5 million increase in net cash used in investing activities for 2001 compared to 2000 was due primarily to increases in cash used in the funding of new loans (net of repayments) by $31.1 million, which was partially offset by a $19.4 million net decrease in cash used for investment securities.

        Net cash provided by (used in) financing activities was $12.1 million and ($8.3) million for the three months ended March 31, 2003 and 2002, respectively. The $20.4 million increase in cash provided by financing activities was mainly due to a decrease in the repayment of short-term borrowings of $15.0 million. Net cash provided by financing activities was $94.9 million, $119.8 million and $99.6 million for 2002, 2001 and 2000, respectively. The decrease in cash provided by financing activities for 2002 compared to 2001 of $24.9 million was largely due to decreases in long-term borrowings (net of repayments) of $30.6 million. The increase in cash provided by financing activities for 2001 compared to 2000 of $20.2 million was primarily due to net increases in all classes of deposits of $32.2 million over the prior year's increase, partially offset by a $7.3 million decline in cash provided by the net proceeds of short- and long-term borrowings.

Item 2A. Quantitative and Qualitative Disclosures about Market Risk

Asset Liability Management

        Our net interest income is subject to "interest rate risk" to the extent that it can vary based on changes in the general level of interest rates. It is our policy to maintain an acceptable level of interest rate risk over a range of possible changes in interest rates while remaining responsive to market demand for loan and deposit products. The strategy we employ to manage our interest rate risk is to measure our risk using an asset/liability simulation model and adjust the maturity of securities in its investment portfolio to manage that risk.

        Interest rate risk can also be measured by analyzing the extent to which the repricing of assets and liabilities are mismatched to create an interest sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest earning assets maturing or repricing within a specific time period and the amount of interest bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, therefore, a negative gap would tend to adversely affect net interest income. Conversely, during a period of falling interest rates, a negative gap position would tend to result in an increase in net interest income.

        The following tables set forth the amounts of interest earning assets and interest bearing liabilities outstanding at March 31, 2003 and December 31, 2002, which we anticipate, based upon certain assumptions, to reprice or mature in each of the future time periods shown. Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined based on the earlier of the term to repricing or the term to repayment of the asset or liability. These tables are intended to provide an approximation of the projected repricing of assets and liabilities at March 31, 2003 and December 31, 2002 on the basis of contractual maturities and scheduled rate adjustments within a three-month period and subsequent selected time intervals. The loan amounts in the table reflect principal balances expected to be reinvested and/or repriced as a result of contractual amortization and rate adjustments on adjustable-rate loans. Loan and investment securities contractual maturities and amortization reflect modest prepayment assumptions. While NOW, money market and savings deposit accounts have adjustable rates, it is assumed that the interest rates on these accounts will not adjust immediately to changes in other interest rates.

        Therefore, the table is calculated assuming that these accounts will reprice based upon an historical analysis of rate changes of these particular accounts, with repricing assigned to these accounts from six to fourteen months.

        Borrowings made by the ESOP are not included below, as we do not recognize interest expense on these borrowings. We make discretionary contributions to the ESOP to service this debt, and these contributions are recognized as compensation expense.

	Time to Maturity or Repricing
As of March 31, 2003:
	0-90 Days	91-365 Days	1-5 Years	Over 5 Years	Total
	(Unaudited; In thousands)
Interest Earning Assets:
Loans	$337,236	$320,015	$20,362	$891	$678,504
Investment securities	13,662	20,182	85,523	—	119,367
Interest bearing deposits with banks	11,514	—	—	—	11,514

Total interest earning assets	$362,412	$340,197	$105,885	$891	$809,385

Interest Bearing Liabilities:
NOW and money market deposit accounts	$86,356	$92,938	$2,195	$—	$181,489
Savings deposits	66,258	143,720	—	—	209,978
Time deposits	83,968	209,658	61,045	—	354,671
Short- and long-term borrowings	1,764	5,402	28,812	1,768	37,746
Company obligated mandatorily redeemable trust preferred securities	—	—	—	15,506	15,506

Total interest bearing liabilities	$238,346	$451,718	$92,052	$17,274	$799,390

Rate sensitive assets (RSA)	$362,412	$657,251	$808,494	$809,385	$809,385
Rate sensitive liabilities (RSL)	238,346	690,064	782,116	799,390	799,390
Cumulative GAP (GAP=RSA-RSL)	124,066	(32,813)	26,378	9,995	9,995
RSA/Total assets	39.04%	70.79%	87.08%	87.18%	87.18%
RSL/Total assets	25.67%	74.33%	84.24%	86.10%	86.10%
GAP/Total assets	13.36%	(3.53)%	2.84%	1.08%	1.08%
GAP/RSA	34.23%	(4.99)%	3.26%	1.23%	1.23%

	Time to Maturity or Repricing
As of December 31, 2003:
	0-90 Days	91-365 Days	1-5 Years	Over 5 Years	Total
	(In thousands)
Interest Earning Assets:
Loans	$367,861	$283,695	$7,597	$1,295	$660,448
Investment securities	11,449	22,181	72,187	—	105,817
Interest bearing deposits with banks	3,420	—	—	—	3,420

Total interest earning assets	$382,730	$305,876	$79,784	$1,295	$769,685

Interest Bearing Liabilities:
NOW and money market deposit accounts	$94,388	$100,382	$1,998	$—	$196,768
Savings deposits	63,295	138,033	—	—	201,328
Time deposits	97,634	168,700	64,258	7,645	338,237
Short- and long-term borrowings	1,733	5,346	28,515	3,898	39,492
Company obligated mandatorily redeemable trust preferred securities	—	—	—	15,501	15,501

Total interest bearing liabilities	$257,050	$412,461	$94,771	$27,044	$791,326

Rate sensitive assets (RSA)	$382,730	$688,606	$768,390	$769,685	$769,685
Rate sensitive liabilities (RSL)	257,050	669,511	764,282	791,326	791,326
Cumulative GAP (GAP=RSA-RSL)	125,680	19,095	4,108	(21,641)	(21,641)
RSA/Total assets	41.97%	75.51%	84.26%	84.40%	84.40%
RSL/Total assets	28.19%	73.42%	83.81%	86.78%	86.78%
GAP/Total assets	13.78%	2.09%	0.45%	(2.37)%	(2.37)%
GAP/RSA	32.84%	2.77%	0.53%	(2.81)%	(2.81)%

        Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets may lag behind changes in market rates. Additionally, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Therefore, we do not rely solely on a gap analysis to manage our interest rate risk, but rather we use what we believe to be the more reliable simulation model relating to changes in net interest income.

        Based on simulation modeling at March 31, 2003, and December 31, 2002 and 2001, our net interest income would change over a one-year time period due to changes in interest rates as follows:

Change in Net Interest Income Over One Year Horizon

	At March 31, 2003
Changes in Levels of Interest Rates	Dollar Change	Percentage Change
(Unaudited; Dollars in thousands)
+ 2.00%	$(1,988)	(5.75)%
+ 1.00	(797)	(2.39)
(1.00)	1,564	4.69
(2.00)	991	2.97

	At December 31, 2002		At December 31, 2001
Changes in Levels of Interest Rates	Dollar Change	Percentage Change	Dollar Change	Percentage Change
(Dollars in thousands)
+ 2.00%	$(1,998)	(6.11)%	$(1,533)	(5.35)%
+ 1.00	(1,063)	(3.25)	(822)	(2.87)
(1.00)	1,579	4.83	1,295	4.52
(2.00)	2,295	7.02	2,088	7.29

        Out simulations used assume the following:

  1.
  Changes in interest rates are immediate.

  2.
  It is our policy that interest rate exposure due to a 2.00% interest rate rise or fall be limited to 15.0% of our annual net interest income, as forecasted by the simulation model. As demonstrated by the table above, our interest rate risk exposure was within this policy at March 31, 2003 and December 31, 2002.

        Changes in net interest income between the periods above reflect changes in the composition of interest earning assets and interest bearing liabilities, related interest rates, repricing frequencies, and the fixed or variable characteristics of the interest earning assets and interest bearing liabilities.

Item 3. Properties

        As of March 31, 2003, we operated three banking offices in New Mexico. Our company headquarters and the main office of Los Alamos National Bank are located in Los Alamos, New Mexico. We own all of our offices and are not subject to any mortgage or material encumbrance. We believe that our current facilities are adequate for our existing business.

Locations	City and State
Company Headquarters	1200 Trinity Drive, Los Alamos, New Mexico 87544
Los Alamos Branch	1200 Trinity Drive, Los Alamos, New Mexico 87544
Santa Fe Branch	2009 Galisteo Street, Santa Fe, New Mexico 87505
White Rock Branch	77 Rover, White Rock, New Mexico 87544

        Additionally, we own a piece of property in Santa Fe on which we are in the process of establishing a new branch which we anticipate will be completed in 2004. In addition to the banking locations listed above, we operate 27 automatic teller machines ("ATM's"), some of which are housed within a banking office and some of which are independently located. We lease the real estate for our free standing ATM's.

        We believe that our current facilities are adequate to meet our present and immediately foreseeable needs.

Item 4. Beneficial Ownership

Securities Beneficially Owned By Principal Shareholders And Management

        The following table sets forth certain information as of June 30, 2003, regarding the beneficial ownership of shares of our common stock by the following:

  •
  each person known by us to own beneficially more than 5% of our outstanding shares of common stock;

  •
  each director;

  •
  each named executive officer; and

  •
  all executive officers and directors as a group.

        Beneficial ownership has been determined for this purpose in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, under which a person is deemed to be the beneficial owner of securities if he or she has or shares voting power or investment power in respect of such securities or has the right to acquire beneficial ownership of securities within 60 days of June 30, 2003. Except as otherwise indicated, we believe that the persons listed below, based on information provided by such persons, have sole investment and voting power with respect to the shares of common stock shown opposite their names. Unless otherwise indicated, the address of each of the persons listed below is our principal executive office.

Name of Individual or Number of Individuals in Group	Amount and Nature of Beneficial Ownership		Percent of Class(1)
Los Alamos National Bank ESOP	673,194	(2)	10.12%
George A. Cowan	848,648	(3)	12.76%
William C. Enloe	156,104	(4)	2.35%
Jeffrey F. Howell	2,928		*
Deborah U. Johnson	200	(5)	*
Jerry Kindsfather	238,992	(6)	3.59%
Arthur B. Montoya, Jr.	6,226	(7)	*
Lewis B. Muir	281,102	(8)	4.23%
Stanley D. Primak	3,850	(9)	*
Charles A. Slocumb	1,212	(10)	*
Steve W. Wells	101,134	(11)	1.52%
Robert P. Worcester	7,693	(12)	*
Daniel Bartholomew	8,251	(13)	*
Los Alamos National Bank Trust Services	447,208	(14)	6.73%
All directors and executive officers as a group (12 persons)	1,656,340		24.91%

*
Indicates that the individual or entity owns less than one percent of our common stock.

(1)
Based upon 6,650,131 shares of common stock issued and outstanding at June 30, 2003.

(2)
Of the 673,194 shares held by the ESOP, 495,653 are allocated to the individual participants' accounts and 177,541 are unallocated and held by the ESOP.

(3)
These shares are held in the Cowan Revocable Trust, of which Dr. Cowan and his wife are co-trustees and share voting and investment power.

(4)
Includes 1,580 shares over which Mr. Enloe shares voting and investment power with his spouse, 42,524 shares held by Mr. Enloe in our employee stock ownership plan and 112,000 shares available to Mr. Enloe through the exercise of options over which shares he has no voting power and sole investment power.

(5)
Ms. Johnson shares voting and investment power in such shares with her spouse.

(6)
Includes 228,584 shares held by J&G Investments, in which Mr. Kindsfather is a partner with shared voting and investment power.

(7)
Mr. Montoya shares voting and investment power in such shares with his spouse.

(8)
Includes 28,720 shares over which Mr. Muir shares voting and investment power with his spouse and 5,008 shares over which his spouse has sole voting and investment power.

(9)
Includes 3,452 shares over which Mr. Primak shares voting and investment power with his spouse, 198 shares held in his individual retirement account and 200 shares held in the individual retirement account of his spouse.

(10)
Mr. Slocumb shares voting and investment power in such shares with his spouse.

(11)
Includes 30,588 shares Mr. Wells owns in our employee stock ownership plan, 12,466 shares held in his individual retirement account and 56,000 shares available to Mr. Wells through the exercise of options over which shares he has no voting and sole investment power.

(12)
Mr. Worcester shares voting and investment power over such shares with his spouse.

(13)
Mr. Bartholomew owns the shares through our employee stock ownership plan.

(14)
These shares are held in the Patricia A. Sander Revocable Trust, of which Los Alamos National Bank Trust Services is the trustee and has sole voting and investment power.

Item 5. Directors and Executive Officers of the Registrant

Directors

        There are currently 11 directors serving on Trinity's Board of Directors. Each director is serving a one year term. There are no family relationships among the directors or executive officers and no director serves on the board of any other company subject to the reporting requirements of the Exchange Act. The directors are as follows:

        George A. Cowan.    Dr. Cowan, age 82, has served as a member of the Board of Directors of Trinity since its formation. He is the founding member of the Santa Fe Institute and served as its President from 1984 to 1991. He continues to serve on Board of Directors and is a Distinguished Fellow of the Institute. He also serves as a member of the Board of Directors of Los Alamos National Laboratory Foundation and Los Alamos National Bank. Dr. Cowan was awarded the New Mexico Academy of Science Distinguished Scientist Award, the Robert H. Goddard Award, the E.O. Lawrence Award and the Enrico Fermi Prize for his contributions during his career as a nuclear scientist. He is a fellow and/or member of several societies, including the American Academy of Arts and Sciences, the American Chemical Society, the American Physical Society and Sigma Xi.

        William C. Enloe.    Mr. Enloe, age 54, has served as President of Trinity since March 1988 and is also our Chief Executive Officer. For the past five years, Mr. Enloe has also served as the Chairman and Chief Executive Officer of Los Alamos National Bank. Additionally, he has served as Chief Executive Officer of Title Guaranty for the past three years. Mr. Enloe is also a member of the Boards of Directors of the Los Alamos Commerce and Development Corporation, the Los Alamos Technical Association and MIOX, Inc., and he serves as Chairman of the Board of Directors of the Los Alamos Research Park.

        Jeffrey F. Howell.    Ms. Howell, age 50, is President and Chief Executive Officer of Howell Fuel and Lumber Company, Inc., headquartered in Wallkill, New York. She has served as a member of the Board of Directors of Trinity and Los Alamos National Bank since 2002 and is currently the Chair of Trinity's Audit Committee. She is also a member of the Board of Directors and Vice-President of the Mountain Canine Corps of Los Alamos, a member of the Board of Directors and Treasurer of the Los Alamos National Laboratory Foundation and membership chair of the League of Women Voters of Los Alamos.

        Deborah U. Johnson.    Ms. Johnson, age 51, serves as a member of the Board of Directors and as Chief Executive Officer of Rick Johnson & Company, Inc., an advertising and marketing firm headquartered in Albuquerque, New Mexico. She has served as a member of the Trinity Board of Directors since 2001. She also serves as a member of the Boards of Directors of Los Alamos National

Bank, Albuquerque Economic Development, the New Mexico Association of Commerce and Industry, University of New Mexico Anderson Schools of Management, the New Mexico Better Business Bureau and the United Way Women's Leadership Council.

        Jerry Kindsfather.    Mr. Kindsfather, age 53, has served as the President of AKC, Inc. since 1970 and is the co-owner of Ed's Foods, a retail grocery store located in Los Alamos, New Mexico. He has served as Chairman of the Board of Directors since 2000. Mr. Kindsfather also serves as a member of the Boards of Directors for Los Alamos National Bank and Title Guaranty & Insurance Company.

        Arthur B. Montoya, Jr.    Dr. Montoya, age 39, has his own dental practice in Los Alamos, New Mexico. He also serves as a member of the Board of Directors of Los Alamos National Bank and the Los Alamos Girls Basketball League.

        Lewis A. Muir.    Mr. Muir, age 70, serves as President and member of the Board of Directors of Universal Properties, and is a member the Los Alamos Chamber of Commerce where he was a past ex officio member of the Board of Directors. He has also been a member of the Board of Directors of the Maternal Child Health Council since 1993. Mr. Muir also served as a member of the Council of the Incorporated County of Los Alamos from 1993 to 2003, as a member of the Board of Directors and as Treasurer of the New Mexico Association of Counties from 1993 to 2003. Mr. Muir is a current member and past President of the Los Alamos Rotary Club.

        Stanley D. Primak.    Mr. Primak, age 51, is Vice President of Primak Builders, a construction company in Los Alamos, New Mexico, a position he has held since 1998. He has served as a member of the Boards of Directors of Trinity and Los Alamos National Bank since 2001.

        Charles A. Slocomb.    Mr. Slocomb, age 56, has been employed as a Project Director at Los Alamos National Laboratory since March 2001. Previously, he was employed at Los Alamos National Laboratory as a staff member from October 2000 to March 2001 and as a Division Director from December 1997 to October 2000. He also serves as a member of the Board of Directors and Vice President of Laguna Vista Land Owners Association. He has been a member of the Boards of Directors of Trinity and Los Alamos National Bank since 1999.

        Steve W. Wells.    Mr. Wells, age 47, has served as President and Chief Administrative Officer of Los Alamos National Bank since 1994. Mr. Wells has been employed by Los Alamos National Bank since 1985 and serves on its Board of Directors and is Secretary for the Trinity Board. He is currently a member of the Boards of Directors of Quality New Mexico and the Los Alamos Crime Stoppers. In addition to being on the Boards of Directors, Mr. Wells serves as faculty member to the Western States School of Banking, Treasurer to the Los Alamos Salvation Army and is the President-Elect of the New Mexico Bankers Association.

        Robert P. Worcester.    Mr. Worcester, age 56, is the President of Worcester & McKay, P.C., where he is a practicing attorney. He also serves as the President of the Georgia O'Keefe Foundation. In addition, Mr. Worcester serves as a member of the Board of Directors and President of the Santa Fe Art Foundation, as a member of the Board of Directors and as President of the John Bourne Foundation, as a member of the Board of Directors and Secretary of the Allan Houser Foundation and as a member of the Board of Directors and Secretary of the Veritas Foundation. He has been a member of the Boards of Directors for Trinity and Los Alamos National Bank since 1995.

Board of Directors Committees and Compensation

        The Board of Directors conducts its business through meetings of the Board of Directors and through the activities of its committees. The Board of Directors meets monthly and may schedule special meetings as needed. During the year ended December 31, 2002, our Board of Directors held 12 meetings. Each of our directors attended at least 75% of the total number of Board of Directors meetings held and meetings of the committees on which such directors served during 2002. The Board of Directors has an audit committee and a compensation and corporate governance committee. In 2002, the committees existed only at the Los Alamos National Bank level and in 2003, both committees became joint Trinity and Bank committees. All of the directors participate in the determination and recommendation regarding nominations for directors prior to each annual meeting.

        Audit Committee.    The members of the audit committee are Ms. Howell (Chair) and Messrs. Muir, Slocumb and Worcester, each of whom served on the committee in 2002 and will continue to serve in 2003. In addition, Dr. Montoya was appointed to serve as a member of the audit committee for 2003. Each member is deemed to be an "independent director" as such term is defined by the Nasdaq Stock Market, Inc. Mr. Robert E. Waterman, who passed away in February 2003, was also on the committee in 2002. The committee selects and retains the independent auditors, approves the services to be performed by the auditors, reviews the results of the auditor's services and reviews with management the systems of internal controls and internal audit reports. The audit committee met four times in 2002. The committee has adopted a written charter, attached as an exhibit to this Form 10, which sets forth the committee's duties and responsibilities.

        Compensation and Corporate Governance Committee.    The members of the compensation and corporate governance committee, previously known as the personnel committee, are Messrs. Worcester (Chair), Kindsfather and Muir, each of whom served on the committee in 2002 and will continue to serve in 2003. In addition, Mr. Primak was appointed to serve as a member of the Compensation and Corporate Governance Committee for 2003. Each member is deemed to be an "independent director" as such term is defined by the Nasdaq Stock Market, Inc. Mr. Waterman was also on the committee in 2002. The purpose of the committee is to recommend the compensation, pension, benefit and other human resource policies and programs for key executive management personnel to the full Board, and to monitor compliance with our corporate governance policies and applicable laws and regulations. This committee met once in 2002.

Director Compensation

        During 2002, directors who were not our full time employees were paid a monthly fee of $300 for service as a director of Trinity and $700 for service as a director of Los Alamos National Bank. For 2003, the compensation of directors was increased to $500 per month for service as a director of Trinity, with the Chairman of the Board receiving an additional $500 per month, and each director receiving $1,000 per month for service as a director of Los Alamos National Bank.

Executive Officers

        Set forth below is certain information concerning Trinity's executive officers who are not also directors.

        Daniel Bartholomew.    Mr. Bartholomew, age 37, has served as Chief Financial Officer of Trinity since February 2003 and as Vice President/Cashier of Los Alamos National Bank since 2001. Mr. Bartholomew has been with Los Alamos National Bank since 1987, serving in a variety of positions, including Teller Supervisor, Assistant Cashier and Cashier.

Item 6. Executive Compensation

        Our executive officers do not receive any separate compensation for services performed in their capacities as officers of Trinity. However, for services performed for Trinity by certain officers, Trinity reimburses a percentage of the salary paid by Los Alamos National Bank.

        The following table sets forth information regarding compensation paid or accrued to our Chief Executive Officer and to each of the other most highly compensated executive officers of Trinity and Los Alamos National Bank whose aggregate salary and bonus exceeded $100,000 in 2002.

SUMMARY COMPENSATION TABLE

		Annual Compensation		Long Term Compensation Awards
(a)	(b)	(c)	(d)	(g)	(i)
Name and Principal Position	Fiscal Year	Salary($)	Bonus($)	Securities Underlying Options/SARs(#)	All Other Compensation($)
William C. Enloe President and CEO of Trinity	2002 2001 2000	$270,300 254,960 240,458	$85,519 80,570 49,337	28,000 28,000 28,000	$	— — —
Steve W. Wells President of Los Alamos National Bank and Secretary of Trinity	2002 2001 2000	$181,901 169,876 155,204	$68,524 71,394 32,204	14,000 14,000 14,000	$	— — —

        The following table sets forth information concerning the exercisable and nonexercisable stock options held by the individuals named in the summary compensation table at December 31, 2002:

OPTION GRANTS IN LAST FISCAL YEAR

					Potential realizable value at assumed annual rates of stock price appreciation for option term
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Name	Options Granted(#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	5%($)	10%($)
William C. Enloe	28,000	66.33%	$22.00	12/19/2012	$16,100	$46,200
Steve W. Wells	14,000	33.67%	$22.00	12/19/2012	$8,050	$23,100

        The following table sets forth certain information concerning the number and value of stock options exercised in 2002 by the named executive officers and aggregate number owned by the named executive officers as of December 31, 2002.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END
OPTION/SAR VALUES

(a)	(b)	(c)	(d)		(e)
			Number of Securities Underlying Unexercised Options/SARs at FY-End (#)		Value of Unexercised In-the-Money Options/SARs at FY-End ($)
	Shares Acquired on Exercise (#)	Value Realized ($)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
William C. Enloe	—	—	112,000	56,000	$861,000	$42,000
Steve W. Wells	—	—	56,000	28,000	$430,500	$21,000

Aggregated Equity Plan Information

        Our stock-based benefit plans and arrangements consist solely of the 1998 Stock Option Plan that was approved by shareholders at the 1998 annual meeting. The following table provides information regarding the plan as of December 31, 2002.

EQUITY COMPENSATION PLAN INFORMATION

Plan category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders	252,000	$16.21	148,000
Equity compensation plans not approved by security holders	—	—	—
Total	252,000	$16.21	148,000

Compensation and Corporate Governance Committee Interlocks and Insider Participation

        During 2002, the members of the compensation and corporate governance committee (formerly the personnel committee) were Messrs. Kindsfather, Muir, Waterman and Worcester. No executive officer served on the Board of Directors or compensation committee of any other corporation with respect to which any member of our compensation committee was engaged as an executive officer during 2002.

Employment Agreements

        Mr. Enloe.    In March, 1998, Trinity entered into an employment agreement with Mr. Enloe providing for an annual base salary of $200,000, which amount can be increased annually by the Board of Directors. The agreement provides that Mr. Enloe will serve as President and Chief Executive Officer of Trinity and as Chairman of the Board of Directors and Chief Executive Officer of Los Alamos National Bank. The agreement provides for an initial five-year term, which automatically renews for one-year terms. If Mr. Enloe's employment is terminated by us other than for cause, as defined in the agreement, we will pay him a lump-sum amount equal to his base salary for 12 months (or, in the case of a termination following a change in control, as defined in the agreement, 18 months) at the rate then in effect. In the event that Mr. Enloe's employment is terminated without cause, he will continue to have the right to exercise any options granted to him under our stock option plan for two years.

        Under the agreement, Mr. Enloe is entitled to participate in our stock option plan. In the event of a change in control of Trinity or Los Alamos National Bank, Mr. Enloe will be entitled to a fully vested grant of options in the amount of 28,000 shares for each full year of his employment remaining under the agreement. The price per share for options granted in 2002 was $22.00. Mr. Enloe will also be entitled during the term of the agreement to such other compensation in the form of performance or target bonuses or deferred compensation plans in the discretion of the Board of Directors.

        Mr. Enloe has certain confidentiality obligations under the employment agreement and is subject to a non-competition provision during the agreement and for a period of one year following termination.

        Mr. Wells.    In March, 1998, we entered into an employment agreement with Mr. Wells providing for an annual base salary of $129,000, which amount could be increased annually by the Board of Directors. The agreement provides that Mr. Wells will serve as the President and Chief Administrative Officer of Los Alamos National Bank during the term of the agreement. The agreement provides for an initial five-year term, which automatically renews for one-year terms. If Mr. Wells' employment is terminated by us other than for cause, as defined in the agreement, we will pay him a lump-sum amount equal to his base salary for 6 months (or, in the case of a termination following a change in control, as defined in the agreement, 12 months) at the rate then in effect. In the event that Mr. Wells' employment is terminated without cause, he will continue to have the right to exercise any options granted to him under our stock option plan for two years.

        Under the agreement, Mr. Wells is entitled to participate in our stock option plan. In the event of a change in control of Trinity or Los Alamos National Bank, Mr. Wells will be entitled to a fully vested grant of options in the amount of 14,000 shares for each full year of his employment remaining under the agreement. The price per share for options granted in 2002 was $22.00. Mr. Wells will also be entitled during the term of the agreement to such other compensation in the form of performance or target bonuses or deferred compensation plans in the discretion of the Board of Directors.

        Mr. Wells has certain confidentiality obligations under the employment agreement and is subject to a non-competition provision during the agreement and for a period of one year following termination.

Long-Term Incentives

        The 1998 Stock Option Plan.    In 1998, the Board of Directors and our shareholders approved the 1998 Stock Option Plan. 400,000 shares of common stock, as adjusted for stock splits, are reserved under the plan to be available for grants of options to purchase shares of common stock. Through the date of this filing, 252,000 shares have been granted to employees pursuant to the plan. The plan will terminate in 2008 unless earlier terminated by the Board of Directors. The purpose of the plan is to advance our interest by providing an additional incentive to attract and retain select qualified and competent employees by providing such persons the opportunity to acquire equity interests in Trinity, thereby strengthening the mutuality of interest between such persons and our shareholders. Grants of options under the plan are made in the sole discretion of the Board of Directors. All options granted under the plan are non-statutory stock options. Non-statutory stock options are not incentive stock options and are not entitled to special tax treatment under Section 422A of the Internal Revenue Code. Each grant of options under the plan is evidenced by an option agreement between the grantee and Trinity that contains the terms of such grant. The Board of Directors takes into consideration the contribution of the potential grantee in determining whether to award options under the plan, and considers such additional factors as the Personnel Committee deems appropriate. The Board of Directors may set such additional terms and conditions concerning a grant of options under the plan as it deems appropriate, such as performance targets or continued employment of the grantee.

        The Los Alamos National Bank Employee Stock Ownership Plan.    In 1998, we adopted the Los Alamos National Bank Employee Stock Ownership Plan, in order to enable employees to invest in our common stock and share in our growth and prosperity, and to provide plan participants with an opportunity to accumulate capital for their future economic security by accumulating funds to provide retirement, death and disability benefits. The ESOP is a stock bonus plan designed to meet the requirements of an employee stock ownership plan as described in Section 4975(e)(7) of the Code and Section 407(d)(6) of ERISA. The ESOP qualifies under Sections 401(a) and 501(a) of the Code and complies with the provisions of ERISA. All our employees who are over the age of 18 and have completed one year of employment with us are eligible to participate in the ESOP. The ESOP's plan year runs from January 1 to December 31 of each year. Los Alamos National Bank serves as trustee and as administrator for the ESOP. Under the ESOP, we may make contributions to participants' accounts, in both cash and shares of common stock. Participants' rights in these ESOP contributions begin to vest after the completion of three years service and are fully vested after seven years service.

Report of the Compensation and Corporate Governance Committee on Executive Compensation

        General.    Our executive compensation program is administered by the compensation and corporate governance committee of the Board of Directors. The committee is responsible for the oversight, approval and reporting to the Board of Directors on all elements of compensation for elected corporate officers.

        Introduction.    Trinity and Los Alamos National Bank share an executive management team, the members of which are compensated by Los Alamos National Bank instead of Trinity. Accordingly, each of their compensation packages, which are based upon their roles and performance for both Trinity and Los Alamos National Bank, are determined and approved by the compensation and corporate governance committee and the Board of Directors.

        Compensation Philosophy and Objectives.    The executive compensation program is designed to guide the committee in formulating an appropriate compensation structure for senior management. The overall objective is to align senior management compensation with the objective of meeting our goals by creating strong incentives to manage the business successfully from both a financial and operating perspective. The executive compensation program is structured to accomplish the following specific objectives:

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  encourage a consistent and competitive return to shareholders;

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  maintain a program which:

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  clearly motivates personnel to perform and succeed according to the current goals of Trinity and Los Alamos National Bank;

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  retains key personnel critical to our long-term success; and

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  emphasizes formula-based components, such as incentive plans, in order to better focus management efforts in our execution of corporate goals;

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  maintain a corporate environment which encourages stability and a long-term focus for both Trinity and Los Alamos National Bank and our management; and

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  ensure that management:

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  fulfills their overall responsibility to our constituents, including shareholders, customers, employees, the community and government regulatory agencies;

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  conforms their business conduct to the highest ethical standards;

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    remains free from any influences that could impair or appear to impair the objectivity and impartiality of their judgments or treatment of our constituents; and

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    continues to avoid any conflict between their responsibilities to us and each individual's personal interests.

        There are four major components to executive officer compensation: base salary, a bonus (both cash and through participation in the ESOP), stock options and additional benefit plans. The process utilized by the committee in determining executive officer compensation levels for all of these components is based upon the committee's subjective judgment and takes into account both qualitative and quantitative factors. No specific weights are assigned to such factors with respect to any compensation component. Among the factors considered by the compensation and corporate governance committee are the recommendations of third party consultants hired from time to time. However, the committee makes the final compensation decisions concerning such officers.

        Base Salary.    The committee reviews each executive's base salary on an annual basis. The committee believes that the base salaries should offer security to each executive and allow us to attract qualified executives and maintain a stable management team and environment. The committee targets base salaries at market levels, although they may be adjusted, either up or down, to reflect our performance. Initially, base salaries are determined examining, among other things, an executive's level of responsibility, prior experience, education, breadth of knowledge, our internal performance objectives and the current market level.

        Annual adjustment to an executive's base salary is driven by corporate and individual performance. Corporate performance, measured primarily in terms of earnings per share, return on equity and assets and enhancement of book value per share, impacts an executive's base salary. In addition, the compensation and corporate governance committee will also measure individual performance. When measuring individual performance, the committee considers the individual's efforts in achieving established financial and business objectives, managing and developing employees and enhancing long term relationships with customers.

        The compensation of Mr. Enloe, the President and Chief Executive Officer of Trinity since 1988, was based upon his existing employment contract, his individual performance and contributions to us and to the community and Trinity's overall growth. Accordingly, his base salary was increased by 6% from his 2001 base salary. Overall, salary increases for the other senior executive officers were at a rate comparable to the increases provided to officers with similar duties and responsibilities at comparable organizations.

        Bonus.    An executive officer may receive a bonus as part of his or her compensation package. Cash bonuses are entirely at the discretion of the committee and are intended to reward the recipient for outstanding service to Trinity. In 2002, the committee awarded a bonus of $25,000 to the Chief Executive Officer in recognition of his superior work during the year, including his involvement in the preparation of Trinity to become a company subject to the reporting requirements of the Securities Exchange Act of 1934. Certain other executive officers also received bonuses for 2002. In addition to this cash bonus, Trinity may make a contribution, in cash and common stock, to all employees participating in the ESOP. Such a contribution is based solely on our profitability over the previous year and is at the discretion of the committee. Each participant is awarded a pro rata portion of the overall contribution, based upon his or her participation levels in the ESOP as a whole. All of our employees who are over the age of 18 and have completed a minimum of 18 months of employment with us prior to the plan year are eligible to receive profit sharing. The profit sharing plan year runs from January 1 to December 31 of each year. Profit sharing contributions are based solely on our profitability and is at the discretion of the committee. Each participant is awarded a pro rata portion of the overall contribution, based upon his or her participation levels in the Profit Sharing Plan as a whole.

        Stock Awards.    Our stock option plan is intended to promote equity ownership in Trinity by the directors and selected officers and employees, to increase their proprietary interest in our success and to encourage them to remain in our employ. Options are issued at the market value of our common stock, thereby providing a benefit only upon future stock appreciation.

        Executives receive stock option grants that are generally comparable to the long-term incentive opportunities granted to individuals with similar positions at financial institutions of similar size. In 2002, the number of stock options granted were similar in number to those granted in 2001.

        Benefits, Qualified Service Plans and Perquisites.    Benefits offered to executives are intended to serve a different purpose than base salary and stock options. While the benefits offered are competitive with the marketplace and help attract and retain executives, generally the benefits offered provide a safety net of protection against financial catastrophes that can result from illness, disability or death. Benefits offered to executives are generally those offered to the general employee population, with some variation to promote tax efficiency and replacement of benefit opportunities lost due to regulatory limits.

        Conclusion.    The compensation and corporate governance committee believes these executive compensation policies and programs effectively serve the interests of shareholders and Trinity. The committee believes these policies motivate executives to contribute to our overall future successes, thereby enhancing our value for the benefit of all shareholders.

Jerry Kindsfather
Lewis A. Muir
Robert P. Worcester

Item 7. Certain Relationships and Transactions

        In 2002, we engaged the services of Rick Johnson & Company, Inc., an advertising and marketing firm in which Deborah Johnson, a member of the Trinity and Los Alamos National Bank Board of Directors, has 60.29% ownership. Under the terms of the agreement, we paid Rick Johnson & Company, Inc. approximately $387,000 for advertising and marketing services. We believe that the terms for the advertising and marketing services provided by Rick Johnson & Company, Inc. are on the same terms as if they were with an unrelated third party.

        Our directors and executive officers, and their associates, were customers of and had transactions with us during 2002. Additional transactions may be expected to take place in the future. All outstanding loans, commitments to loan, transactions in repurchase agreements and certificates of deposit and depository relationships, in the opinion of management, were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features.

        All of our loans to our executive officers and directors are subject to the regulations of the Office of the Comptroller of the Currency. A national banking association is generally prohibited from making loans to its executive officers and directors at favorable rates or on terms not comparable to those prevailing to the general public. We presently do not offer any preferential loans to our executive officers or directors.

Item 8. Legal Proceedings

        The majority of lawsuits we are involved in are foreclosure and collection proceedings due to loan default which arise in the normal course of business. However, because we act as a depository of funds, from time to time we are named as a defendant in lawsuits (such as garnishment proceedings) involving claims to the ownership of funds in particular accounts and in other actions arising in the normal course of business. We do not believe that there is currently any pending or threatened proceeding against us which, if determined adversely, would have a material effect on our business, financial condition or results of operations.

Item 9. Market Price of and Dividends on Trinity's Common Equity and Related Shareholder Matters

Stock Split

        On December 19, 2002, the Board of Directors authorized a 2-for-1 stock split of our common stock. The 2-for-1 stock split was effective December 19, 2002 for shareholders of record on that same date. All of the information in this Form 10, including all references to the number or price of shares of common stock, gives effect to the stock split. The information in this Form 10 also gives effect to adjustments in the number of shares available, the number of shares subject to options granted and the exercise price of those options under our stock option plan, in each case, to reflect the stock split.

Market Information

        Our common stock does not trade on any securities exchange or automated quotation system, and there is no firm that makes a market in our common stock. On March 31, 2003, there were 6,650,131 outstanding shares of our common stock and 252,000 outstanding options on our common stock. On that date, there were approximately 765 recordholders of shares of our common stock. As of March 31, 2003, the most recent reported sale of stock was at the price of $26.00 per share. The number of shares authorized for issuance pursuant to our compensation plans is identified in the table entitled "Equity Compensation Plan Information" in Item 6 above.

Shares Eligible for Future Sale

        Rule 144.    In general, under Rule 144, a shareholder who owns restricted shares that have been outstanding for at least one year is entitled to sell, within any three-month period, a number of such restricted shares that does not exceed the greater of:

  •
  one percent of the then outstanding shares of our common stock; or

  •
  the average weekly trading volume in our common stock on all national securities exchanges and/or reported through the automated quotation system and/or reported through a consolidated transaction reporting system of a registered securities association during the four calendar weeks preceding the filing of notice required under Rule 144, or if no such notice is required the date of the receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the continued availability of current public information about us.

        In addition, our affiliates (generally, our directors, executive officers and 10% shareholders) must always comply with the restrictions and requirements of Rule 144 regardless of how long they have held the shares or if the shares are restricted, other than the one-year holding period requirement, to sell shares of common stock that are not restricted securities.

        Rule 144(k).    Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold 90 days after the date this registration becomes effective. The sale of such shares, or the perception that sales will be made, could adversely effect the price of our common stock after this registration because a greater supply of shares would be, or would be perceived to be, available for sale in the public market.

        Shares Available for Resale Under Rule 144.    Up to 1,488,616 shares of our common stock are owned by our affiliates or are otherwise "restricted." Ninety days after this registration is effective, all such shares of our common stock will be available for resale pursuant to Rule 144.

        Benefit Plans.    We intend to file registration statements under the Securities Act to register up to 400,000 shares of our common stock underlying outstanding stock options or reserved for issuance under our 1998 Stock Option Plan, as well as for shares reserved for issuance under our ESOP. These registration statements will become effective upon filing, and shares covered by these registration statements will be eligible for sale in the public market immediately after the effective dates of such registration statements, subject to the restrictions discussed above.

Dividend Policy

        Over the past two years, we paid dividends on our common stock as follows (as adjusted for stock splits):

Date paid	Amount per share
July 11, 2003	$0.28
January 13, 2003	$0.28
July 12, 2002	$0.25
January 11, 2002	$0.2450
July 13, 2001	$0.2250
January 12, 2001	$0.2150
July 14, 2000	$0.21

        Trinity's ability to pay dividends to shareholders is largely dependent upon the dividends it receives from Los Alamos National Bank, and it is subject to regulatory limitations on the amount of cash dividends it may pay. Please see "Business—Supervision and Regulation—The Company—Dividends" and "Business—Supervision and Regulation—Los Alamos National Bank—Dividends" under Item 1 for a more detailed description of these limitations.

Item 10. Recent Sales of Unregistered Securities

        We have not sold any of our securities in the past two years other than grants of options pursuant to the 1998 Stock Option Plan and contributions made pursuant to the ESOP. In the past two years, we granted options convertible into an aggregate of 84,000 shares of our common stock to our executive officers, of which 14,000 are currently exercisable. In addition, we have established an ESOP plan in which all employees are eligible to purchase shares of our common stock. In the past two years, the ESOP trustee purchased an aggregate of 119,072 shares from existing shareholders to fund employee purchases and company allocations. Each option grant and each allocation of common shares under the ESOP was exempt from registration under the Securities Act of 1933, as amended, pursuant to Rule 701 promulgated thereunder.

Item 11. Description of Registrant's Securities to be Registered

        Our authorized capital stock consists of 40,000,000 shares of common stock. The following summary of certain provisions of our common stock does not purport to be complete and is subject to, and qualified in its entirety by, our articles of incorporation and bylaws, as amended to date, that are included as exhibits to this Form 10 (and incorporated herein by reference) and by the provisions of applicable law.

        Voting.    Our common stock is currently our only voting security. On matters submitted to our shareholders, the holders of our common stock are entitled to one vote for each share held. No shares have cumulative voting rights.

        Dividends.    Holders of shares of our common stock are entitled to receive any dividends declared by our Board of Directors out of funds legally available therefor. Our ability to pay cash dividends is subject to the ability of Los Alamos National Bank to pay dividends or make other distributions to us, which in turn is subject to limitations imposed by law and regulation.

        Liquidation Rights.    In the event of our liquidation or dissolution, all of our assets legally available for distribution after payment or provision for payment of (i) all of our debts and liabilities and (ii) any accrued dividend claims, and will be distributed ratably, in cash or in kind, among the holders of our common stock.

        Other Characteristics.    Our common stock is not entitled to any preemptive right to subscribe for or receive any shares of any class of our stock (or any securities convertible into shares of our stock) issued in the future.

Item 12. Indemnification of Officers and Directors

        Section 53-11-4.1 of the New Mexico Business Corporation Act empowers a corporation to indemnify any officer or director against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the person in connection with any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative, if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to a criminal proceeding, had no reasonable cause to believe the person's conduct was unlawful. In an action, suit, or proceeding by or in right of the corporation, indemnification is only permitted for its officer's or director's reasonable expenses and is not permitted if the person is adjudged to be liable to the corporation. In addition, a director or officer shall not be indemnified where the person was adjudged to be liable on the basis that the person improperly received a personal benefit. This section also empowers a corporation to maintain insurance or furnish similar protection, including, but not limited to, providing a trust fund, a letter of credit, or self-insurance, on behalf of any officer of director against any liability asserted against the person in such capacity, regardless of whether the corporation would have the power to indemnify the person against such liability under the provisions of this section.

        The indemnification authorized by Section 53-11-4.1 is not exclusive of any other rights to which an officer or director may be entitled under our articles of incorporation, our bylaws, an agreement, a resolution of shareholders or directors or otherwise.

        Our bylaws provide that our current and former officers and directors shall be indemnified to the fullest extent authorized by law against any all expenses, liabilities and losses (including, without limitation, all reasonable investigation expenses, expert witnesses' and attorneys' fees and expenses, judgments, penalties, fines and settlements) actually incurred by the person in connection with any action, suit or proceeding, whether civil, criminal, administrative, or investigative, based upon or relating to such person's capacity as a director or officer. However, we shall indemnity that person in an action, suit or proceeding initiated by that person only if a two-thirds vote of our Board of Directors has authorized that action, suit or proceeding. We shall not indemnify any of our officers or directors for any civil money penalty, judgment or other liability or legal expenses in connection with any proceeding or civil action instituted by any federal banking agency that results in a final order or settlement pursuant to which that officer or director is assessed a civil money penalty, is removed from office or is required to cease and desist from, or to take any affirmative action described in, Section 8(b) of the Federal Deposit Insurance Act.

        We provide liability insurance for each director and officer for certain losses arising from claims or charges made against them while acting in their capacities as our directors or officers.

Item 13. Financial Statements and Supplemental Data

TRINITY CAPITAL CORPORATION AND SUBSIDIARIES

FINANCIAL STATEMENTS
Interim Unaudited Financial Statements March 31, 2003 and 2002
Audited Financial Statements December 31, 2002, 2001, and 2000

INDEX

TRINITY CAPTIAL CORPORATION & SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 31, 2003, December 31, 2002

(Amounts in thousands, except share data)

(Unaudited)

	March 31, 2003	December 31, 2002
ASSETS
Cash and due from banks	$35,491	$37,559
Interest bearing deposits with banks	11,514	3,420

Cash and cash equivalents	47,005	40,979
Investment securities available for sale	51,274	35,894
Investment securities held to maturity, at amortized cost (fair value of $69,886 at March 31, 2003, $71,639 at December 31, 2002 and $29,911 at March 31, 2002)	68,093	69,923
Loans (net of allowance for loan losses of $6,560 at March 31, 2003, $6,581 at December 31, 2002 and $5,938 at March 31, 2002)	671,944	653,867
Loans held for sale	53,906	76,197
Premises and equipment, net	17,751	17,353
Accrued interest receivable	6,792	7,458
Mortgage servicing rights, net	4,436	3,650
Other real estate owned	4,057	3,707
Other assets	3,142	2,904

Total assets	$928,400	$911,932

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Deposits:
Noninterest bearing	$60,277	$53,753
Interest bearing	746,071	736,333

Total deposits	806,348	790,086
Short-term borrowings	—	—
Long-term borrowings	37,746	39,492
Borrowings made by Employee Stock Ownership Plan (ESOP) to outside parties	2,415	2,888
Accrued interest payable	2,711	2,919
Other liabilities	3,432	4,679

Total liabilities	852,652	840,064

Company obligated mandatorily redeemable trust preferred securities	15,506	15,501
Stock owned by Employee Stock Ownership Plan (ESOP) participants; 673,194 shares at March 31, 2003 and December 31, 2002, and 685,246 shares at March 31, 2002, at fair value; net of unearned ESOP shares of 148,437 and 177,541 shares at December 31, 2002 and March 31, 2002, at historical cost	9,897	9,462
Commitments and contingencies
Stockholders' Equity
Common stock, no par, authorized 40,000,000 shares; issued 6,856,800 shares	6,836	6,836
Additional paid-in capital	236	199
Retained earnings	43,508	39,990
Accumulated other comprehensive income	324	439

Total stockholders' equity before treasury stock	50,904	47,464

Treasury stock, at cost, 29,128 shares	(559)	(559)

Total stockholders' equity	50,345	46,905

Total liabilities and stockholders' equity	$928,400	$911,932

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TRINITY CAPITAL CORPORATION & SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Three Months Ended March 31, 2003 and 2002

(Amounts in thousands except share and per share data)

(Unaudited)

	2003	2002
Interest income:
Loans, including fees	$12,492	$12,535
Investment securities:
Taxable	884	941
Nontaxable	104	66
Federal funds sold	—	2
Other interest bearing deposits	66	99

Total interest income	13,546	13,643

Interest expense:
Deposits	4,253	5,278
Short-term borrowings	—	147
Long-term borrowings	388	430

Total interest expense	4,641	5,855

Net interest income	8,905	7,788
Provision for loan losses	600	700

Net interest income after provision for loan losses	8,305	7,088

Other income:
Mortgage loan servicing fees	481	368
Loan and other fees	387	359
Service charges on deposits	299	263
Gain on sale of loans	3,225	1,102
Other operating income	371	208

	4,763	2,300

Other expenses:
Salaries and employee benefits	3,563	2,636
Occupancy	462	452
Data processing	301	264
Marketing	288	273
Amortization and valuation of mortgage servicing rights	768	644
Supplies	211	127
Other	1,369	929

	6,962	5,325

Income before income taxes and minority interest	6,106	4,063

Income taxes	2,160	1,284

Income before minority interest	3,946	2,779

Minority interest in trust preferred securities	429	427

Net income	$3,517	$2,352

Basic earnings per common share	$0.53	$0.36

Diluted earnings per common share	$0.53	$0.35

Weighted average common shares outstanding	6,650,131	6,618,808

Weighted average common shares outstanding including dilutive shares	6,681,265	6,640,119

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TRINITY CAPITAL CORPORATION & SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three Months Ended March 31, 2003 and 2002

(Amounts in thousands)

(Unaudited)

	2003	2002
Cash Flows From Operating Activities
Net income	$3,517	$2,352
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	436	410
Net amortization (accretion) of:
Mortgage servicing rights	500	374
Premiums and discounts on investment securities	305	5
Trust preferred security issuance costs	5	1
Provision for loan losses	600	700
Change in mortgage servicing rights valuation allowance	267	271
Federal Home Loan Bank (FHLB) stock dividends received	(19)	(23)
Gain on sale of loans	(3,225)	(1,102)
(Gain) loss on disposal of other real estate owned	—	101
Write-down of value of other real estate owned	280	—
Decrease (increase) in other assets	428	413
(Decrease) increase in other liabilities	528	(1,249)
Release of Employee Stock Ownership Plan (ESOP) shares	472	464

Net cash provided by operating activities before originations and gross sales of loans	4,094	2,717

Gross sales of loans held for sale	179,805	54,334
Origination of loans held for sale	(155,842)	(60,684)

Net cash (used in) provided by operating activities	28,057	(3,633)

Cash Flows From Investing Activities
Proceeds from maturities and paydowns of investment securities available for sale	2,868	500
Proceeds from maturities and paydowns of investment securities held to maturity	2,600	5,500
Purchase of investment securities available for sale	(18,543)	—
Purchase of investment securities held to maturity	(946)	(313)
Proceeds from sale of other real estate owned	—	673
Loans funded, net of repayments	(19,307)	26,634
Purchases of premises and equipment	(834)	(679)

Net cash used in investing activities	(34,162)	32,315

Cash Flows From Financing Activities
Net increase in demand deposits, NOW accounts and savings accounts	(173)	18,913
Net increase in time deposits	16,435	(8,998)
Repayment of short-term borrowings	—	(15,000)
Repayment of long-term borrowings	(1,747)	(1,121)
Repayment of ESOP debt	(472)	(412)
Dividend payments	(1,912)	(1,673)

Net cash provided by financing activities	12,131	(8,291)

Net (decrease) increase in cash and cash equivalents	$6,026	$20,391
Cash and cash equivalents:
Beginning of year	40,979	41,400

End of year	$47,005	$61,617

Supplemental Disclosures of Cash Flow Information
Cash payments for:
Interest	$4,849	$6,545
Income taxes	1,187	225
Non-cash investing and financing activities:
Transfers from loans to other real estate owned	630	1,015
Change in unrealized gain on investment securities, net of taxes	(114)	(151)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Note 1. Basis of Presentation

        The accompanying unaudited consolidated financial statements include the consolidated balances and results of operations of Trinity Capital Corporation (the "Company") and its wholly owned subsidiaries: Los Alamos National Bank (the "Bank"), Title Guaranty (the "Title Company"), Trinity Capital Trust I ("Trust I"), and Trinity Capital Trust II ("Trust II"), collectively referred to as the "Company". The business activities of the Company consist solely of the operations of its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods have been made. The results of operations for the three months ended March 31, 2003 are not necessarily indicative of the results to be expected for the entire fiscal year.

        The unaudited interim financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and industry practice. Certain information in footnote disclosure normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America and industry practice has been condensed or omitted pursuant to rules and regulations of the Securities and Exchange Commission. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's December 31, 2002 audited financial statements.

        The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of income and expenses during the reported periods. Actual results could differ from those estimates.

Note 2. Comprehensive Income

        Comprehensive income includes net income, as well as the change in net unrealized gain on investment securities available for sale, net of tax. Comprehensive income was $3.4 million and $2.0 million for the three month periods ended March 31, 2003 and 2002, respectively.

Note 3. Earnings Per Share Data

        The following table sets forth the computation of basic and diluted earnings per share for the periods indicated:

	Three Months Ended March 31,
	2003	2002
	(Unaudited; In thousands, except share and per share data)
Net income	$3,517	$2,352
Weighted average common shares issued	6,856,800	6,856,800
LESS: Weighted average treasury stock shares	(29,128)	(29,128)
LESS: Weighted average unearned Employee Stock Ownership Plan (ESOP) stock shares	(177,541)	(208,864)

Weighted average common shares outstanding, net	6,650,131	6,618,808

Basic earnings per common share	$0.53	$0.36

Weighted average dilutive shares from stock option plan	31,134	21,311

Weighted average common shares outstanding including dilutive shares	6,681,265	6,640,119

Diluted earnings per common share	$0.53	$0.35

Note 4. Recent Accounting Pronouncements

        In April 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. Management believes that the current accounting for derivative instruments by the Company is in compliance with this standard, and no change in disclosures will be required upon adoption. As a result, there should be no impact to the Company's financial statements.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. In the September 30, 2003 interim financials, the Company will re-classify the Company obligated mandatorily redeemable trust preferred securities from mezzanine capital to liabilities in accordance with this standard. The result of this reclassification will be to increase liabilities, and decrease mezzanine capital, by approximately $15.5 million.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Trinity Capital Corporation:

        We have audited the accompanying consolidated balance sheets of Trinity Capital Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, based on our audits, the consolidated financial statements present fairly, in all material respects, the financial position of Trinity Capital Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ Neff & Ricci LLP

Albuquerque, New Mexico
February 28, 2003

TRINITY CAPTIAL CORPORATION & SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2001

(Amounts in thousands, except share data)

	2002	2001
		(As restated)
ASSETS
Cash and due from banks	$37,559	$27,290
Interest bearing deposits with banks	3,420	14,110

Cash and cash equivalents	40,979	41,400
Investment securities available for sale	35,894	44,810
Investment securities held to maturity, at amortized cost (fair value of $71,639 at December 31, 2002 and $35,224 at December 31, 2001)	69,923	34,447
Loans (net of allowance for loan losses of $6,581 at December 31, 2002 and $5,637 at December 31, 2001)	653,867	644,722
Loans held for sale	76,197	16,348
Premises and equipment, net	17,353	11,867
Accrued interest receivable	7,458	7,670
Mortgage servicing rights, net	3,650	4,627
Other real estate owned	3,707	2,338
Other assets	2,904	1,716

Total assets	$911,932	$809,945

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Deposits:
Noninterest bearing	$53,753	$43,761
Interest bearing	736,333	626,493

Total deposits	790,086	670,254
Short-term borrowings	—	20,000
Long-term borrowings	39,492	40,747
Borrowings made by Employee Stock Ownership Plan (ESOP) to outside parties	2,888	3,300
Accrued interest payable	2,919	5,764
Other liabilities	4,679	5,119

Total liabilities	840,064	745,184

Company obligated mandatorily redeemable trust preferred securities	15,501	15,483
Stock owned by Employee Stock Ownership Plan (ESOP) participants; 673,194 shares and 685,246 shares at 2002 and 2001, respectively, at fair value; net of unearned ESOP shares of 177,541 shares and 208,864 shares at 2002 and 2001, respectively, at historical cost	9,462	7,840
Commitments and contingencies
Stockholders' Equity
Common stock, no par, authorized 40,000,000 shares; issued 6,856,800 shares	6,836	6,836
Additional paid-in capital	199	160
Retained earnings	39,990	34,417
Accumulated other comprehensive income	439	584

Total stockholders' equity before treasury stock	47,464	41,997

Treasury stock, at cost, 29,128 shares	(559)	(559)

Total stockholders' equity	46,905	41,438

Total liabilities and stockholders' equity	$911,932	$809,945

The accompanying notes are an integral part of these consolidated financial statements.

TRINITY CAPITAL CORPORATION & SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2002, 2001 and 2000

(Amounts in thousands except share and per share data)

	2002	2001	2000
		(As restated)	(As restated)
Interest income:
Loans, including fees	$49,539	$52,522	$47,160
Investment securities:
Taxable	3,889	3,901	3,585
Nontaxable	318	307	242
Federal funds sold	3	30	117
Other interest bearing deposits	475	300	162

Total interest income	54,224	57,060	51,266

Interest expense:
Deposits	19,894	27,351	25,219
Short-term borrowings	215	462	465
Long-term borrowings	1,629	1,339	1,770

Total interest expense	21,738	29,152	27,454

Net interest income	32,486	27,908	23,812
Provision for loan losses	2,800	2,900	1,215

Net interest income after provision for loan losses	29,686	25,008	22,597

Other income:
Mortgage loan servicing fees	1,801	1,367	1,216
Loan and other fees	1,519	1,361	1,116
Service charges on deposits	1,165	1,002	802
Gain on sale of loans	7,334	2,685	868
Gain on sale of securities	668	—	—
Other operating income	1,238	844	223

	13,725	7,259	4,225

Other expenses:
Salaries and employee benefits	11,693	9,628	7,796
Occupancy	1,805	1,711	1,626
Data processing	1,076	1,025	1,068
Marketing	1,158	891	717
Amortization and valuation of mortgage servicing rights	4,780	1,341	620
Supplies	666	672	537
Other	4,005	3,298	2,386

	25,183	18,566	14,750

Income before income taxes and minority interest	18,228	13,701	12,072

Income taxes	6,281	4,604	4,079

Income before minority interest	11,947	9,097	7,993

Minority interest in trust preferred securities	1,706	1,155	850

Net income	$10,241	$7,942	$7,143

Basic earnings per common share	$1.55	$1.20	$1.06

Diluted earnings per common share	$1.54	$1.19	$1.06

Weighted average common shares outstanding	6,627,900	6,643,776	6,736,922

Weighted average common shares outstanding including dilutive shares	6,659,034	6,665,087	6,751,303

The accompanying notes are an integral part of these consolidated financial statements.

TRINITY CAPITAL CORPORATION & SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2002, 2001 and 2000

(Amounts in thousands except share and per share data)

	Common Stock, No Par
			Held in Treasury, at cost
	Issued						Accumulated Other Comprehensive Income (Loss)
					Additional Paid-In Capital	Retained Earnings
	Shares	Amount	Shares	Amount				Total
					(As restated)	(As restated)		(As restated)
Balance, December 31, 1999	6,856,800	$6,650	(33,300)	$(360)	$100	$29,360	$(143)	$35,607
Issuance of common stock for acquisition of Title Guaranty		186	21,672	215				401
Comprehensive income
Net income						7,143
Net change in unrealized loss on investment securities, available-for-sale, net of taxes of $178							279
Total comprehensive income								7,421
Dividends						(2,890)		(2,890)
Purchase of treasury stock			(5,150)	(127)				(127)
Increase in stock owned by ESOP participants, 87,476 shares						(1,137)		(1,137)
Net change in the fair value of stock owned by ESOP participants						(310)		(310)
Allocation of ESOP shares					153			153

Balance, December 31, 2000	6,856,800	6,836	(16,778)	(272)	253	32,165	136	39,118
Comprehensive income
Net income						7,942
Net change in unrealized gain on investment securities, available-for-sale, net of taxes of $252							448
Total comprehensive income								8,390
Dividends						(3,136)		(3,136)
Purchase of treasury stock			(12,350)	(287)				(287)
Increase in stock owned by ESOP participants, 62,224 shares						(840)		(840)
Net change in the fair value of stock owned by ESOP participants						(1,714)		(1,714)
Allocation of ESOP shares					(93)			(93)

Balance, December 31, 2001	6,856,800	6,836	(29,128)	(559)	160	34,417	584	41,438
Comprehensive income
Net income						10,241
Net change in unrealized gain on investment securities, available-for sale, net of taxes of $34							69
Reclassification of unrealized gains to realized gains, net of taxes of $105							(214)
Total comprehensive income								10,096
Dividends						(3,514)		(3,514)
Decrease in stock owned by ESOP participants, 12,052 shares						193		193
Net change in the fair value of stock owned by ESOP participants						(1,347)		(1,347)
Allocation of ESOP shares					39			39

Balance, December 31, 2002	6,856,800	$6,836	(29,128)	$(559)	$199	$39,990	$439	$46,905

The accompanying notes are an integral part of these consolidated financial statements.

TRINITY CAPITAL CORPORATION & SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2002, 2001 and 2000

(Amounts in thousands)

	2002	2001	2000
		(As restated)	(As restated)
Cash Flows From Operating Activities
Net income	$10,241	$7,942	$7,143
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,556	1,519	1,481
Net amortization (accretion) of:
Mortgage servicing rights	1,728	841	385
Premiums and discounts on investment securities	460	(216)	(250)
Trust preferred security issuance costs	18	13	10
Provision for loan losses	2,800	2,900	1,215
Change in mortgage servicing rights valuation allowance	3,052	500	235
Loss on sale of premises and equipment	2	1	—
Gain on sale of available for sale securities	(668)	—	—
Federal Home Loan Bank (FHLB) stock dividends received	(91)	(106)	(153)
Gain on sale of loans	(7,334)	(2,685)	(868)
(Gain) loss on disposal of other real estate owned	(137)	48	78
Write-down of value of other real estate owned	600	200	—
Decrease (increase) in other assets	(976)	(531)	(1,724)
(Decrease) increase in other liabilities	(3,453)	1,976	1,011
Release of Employee Stock Ownership Plan (ESOP) shares	507	650	253

Net cash provided by operating activities before originations and gross sales of loans	8,305	13,052	8,816

Gross sales of loans held for sale	359,136	249,677	73,347
Origination of loans held for sale	(415,454)	(264,110)	(74,352)

Net cash (used in) provided by operating activities	(48,013)	(1,381)	7,811

Cash Flows From Investing Activities
Proceeds from maturities and paydowns of investment securities available for sale	5,150	23,243	14,770
Proceeds from maturities and paydowns of investment securities held to maturity	20,365	6,574	85
Proceeds from sale of investment securities, available-for-sale	27,906	—	—
Purchase of investment securities available for sale	(23,890)	(31,157)	(16,716)
Purchase of investment securities held to maturity	(56,007)	(3,556)	(22,372)
Proceeds from sale of other real estate owned	2,221	420	1,683
Loans funded, net of repayments	(15,998)	(104,093)	(73,019)
Purchases of premises and equipment	(7,044)	(2,099)	(681)
Cash acquired in purchase of Title Guaranty	—	—	24
Proceeds from sale of premises and equipment	—	—	23

Net cash used in investing activities	(47,297)	(110,668)	(96,203)

Cash Flows From Financing Activities
Net increase in demand deposits, NOW accounts and savings accounts	109,846	62,056	32,512
Net increase in time deposits	9,986	45,811	43,172
Proceeds from issuances of short-term borrowings	—	20,000	298,400
Proceeds for issuances of long-term borrowings	5,000	34,300	2,300
Repayment of short-term borrowings	(20,000)	(42,000)	(278,400)
Repayment of long-term borrowings	(6,255)	(2,324)	(5,023)
Proceeds from issuance of Employee Stock Ownership Plan (ESOP) debt	—	3,300	2,312
Repayment of ESOP debt	(412)	(2,560)	(91)
ESOP stock acquired with proceeds from ESOP debt	—	(1,315)	(2,312)
Proceeds from issuance of company obligated mandatorily redeemable trust preferred securities, net of issuance costs	—	5,787	9,673
Purchase of treasury stock	—	(287)	(126)
Dividend payments	(3,276)	(2,933)	(2,817)

Net cash provided by financing activities	94,889	119,835	99,600

Net (decrease) increase in cash and cash equivalents	$(421)	$7,786	$11,208
Cash and cash equivalents:
Beginning of year	41,400	33,614	22,406

End of year	$40,979	$41,400	$33,614

Supplemental Disclosures of Cash Flow Information
Cash payments for:
Interest	$23,938	$28,784	$26,354
Income taxes	6,735	3,321	4,049
Non-cash investing and financing activities:
Transfers from loans to other real estate owned	4,053	2,402	1,341
Dividends declared, not yet paid	1,912	1,673	1,471
Change in unrealized gain on investment securities, net of taxes	(144)	448	279
Issuance of common stock for acquisition of Title Guaranty	—	—	401

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. Significant Accounting Policies

        The accompanying consolidated financial statements include the consolidated balances and results of operations of Trinity Capital Corporation (the "Company") and its wholly owned subsidiaries: Los Alamos National Bank (the "Bank"), Title Guaranty (the "Title Company"), Trinity Capital Trust I ("Trust I"), and Trinity Capital Trust II ("Trust II"), collectively referred to as the "Company". The business activities of the Company consist solely of the operations of its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

        The Bank conducts its operations from its main office in Los Alamos and separate branch locations in Santa Fe and White Rock, New Mexico. The Bank also operates drive-up facilities and several automatic teller machines (ATM's) in Los Alamos and surrounding geographic areas. The Title Company conducts its operations from its office in Los Alamos. Trust I and Trust II, established for the sole purpose of issuing trust preferred securities, operate out of the Los Alamos office. See notes 2 and 10 for a discussion of the purchase of the Title Company and the creation of the special purpose trusts.

        Basis of Financial Statement Presentation:    The consolidated financial statements include the accounts of the Company and its subsidiaries. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and general practices within the financial services industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the year. Actual results could differ from those estimates. Areas involving the use of management's estimates and assumptions, and which are more susceptible to change in the near term include the allowance for loan losses and fair value of interest only receivables.

        Cash and cash equivalents:    For purposes of reporting cash flows, cash and cash equivalents includes cash on hand, amounts due from banks (including cash items in process of clearing), interest-bearing deposits with banks and federal funds sold.

        Investment securities available for sale:    Securities classified as available for sale are those securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors.

        Securities available for sale are reported at fair value with unrealized gains or losses reported as accumulated other comprehensive income, net of the related deferred tax effect. The amortization of premiums and accretion of discounts, computed by the interest method over their contractual lives, are recognized in interest income. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings. In addition, if a loss is deemed to be other than temporary, it is recognized as a realized loss in the income statement.

        The Bank, as a member of the Federal Home Loan Bank of Dallas (the "FHLB"), is required to maintain an investment in capital stock of the FHLB in an amount equal to 1% of its outstanding home loans. Federal Home Loan Bank and Federal Reserve Bank stock do not have readily determinable fair values as ownership is restricted and it lacks a market. As a result, these stocks are carried at cost and evaluated periodically by management for impairment.

        Investment securities held to maturity:    Securities classified as held to maturity are those securities that the Company has the ability and positive intent to hold until maturity. These securities are reported at amortized cost. Sales of investment securities held to maturity within three months of maturity are treated as maturities.

        Loans held for sale:    Loans held for sale are those loans the Company intends to sell. They are carried at the lower of aggregate cost or market value. These are generally sold within 30 to 60 days of origination. Net unrealized losses are recognized through a valuation allowance by charges to income.

        Loans:    Loans are stated at the amount of unpaid principal reduced by the allowance for loan losses and unearned income.

        Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment of the related loan's yield. The Company is amortizing these amounts over the estimated life of the loan. Commitment fees based upon a percentage of a customer's unused line of credit and fees related to standby letters of credit are recognized over the commitment period. Net deferred fees on real estate loans sold in the secondary market reduce the cost basis in such loans.

        Interest on loans is accrued and reported as income using the interest method on daily principal balances outstanding. The Bank generally discontinues accruing interest on loans when the loan becomes 90 days or more past due or when management believes that the borrower's financial condition is such that collection of interest is doubtful. Cash collections on nonaccrual loans are credited to the loan balance, and no interest income is recognized on those loans until the principal balance has been determined to be collectible.

        Loans, other than those included in large groups of smaller-balance homogeneous loans, are considered impaired when it is probable the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

        The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb probable losses on existing loans, based on an evaluation of the collectibility of loans and prior loss experience. The allowance for loan losses is based on management's evaluation of the loan portfolio giving consideration to the nature and volume of the loan portfolio, the value of underlying collateral, overall portfolio quality, review of specific problem loans, and prevailing economic conditions that may affect the borrower's ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the subsidiary Bank's allowance for loan losses, and may require the subsidiary bank to recognize additions to its allowance based on their judgments of information available to them at the time of their examinations.

        Premises and equipment:    Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization is computed by the straight-line method for buildings and computer equipment over their estimated useful lives. Leasehold improvements are amortized over the term of the related lease or the estimated useful lives of the improvements, whichever is shorter. For owned and capitalized assets, estimated useful lives range from three to thirty-nine years. Maintenance and repairs are charged to expense as incurred, while major improvements are capitalized and amortized to operating expense over their identified useful life.

Other real estate owned ("OREO")

        OREO includes real estate assets that have been received in satisfaction of debt. OREO is initially recorded and subsequently carried at the lower of cost or fair value less estimated selling costs. Any valuation adjustments required at the date of transfer are charged to the allowance for loan losses. Subsequently, unrealized losses and realized gains and losses on sale are included in other noninterest income. Operating results from OREO are recorded in other non-interest expense.

        Mortgage Servicing Rights:    The Bank recognizes as separate assets the rights to service mortgage loans for others. Mortgage servicing rights that are retained when mortgage loans are sold are recorded by allocating the previous carrying amount of the sold loan between the servicing rights retained and the loans that are sold. This allocation is based upon the relative fair values of the mortgage servicing rights and the loans sold.

        The carrying amount of mortgage servicing rights, and the amortization thereon, is periodically evaluated in relation to estimated fair value. The Bank stratifies the underlying mortgage loan portfolio by certain risk characteristics, such as loan type, interest rate and maturity, for purposes of measuring impairment. The Bank estimates the fair value of each stratum by calculating the discounted present value of future net servicing income based on management's best estimate of remaining loan lives. The Bank has determined that the primary risk characteristic of the mortgage servicing rights is the contractual interest rate of the underlying mortgage loans. The amount of impairment recognized is the amount by which the capitalized mortgage servicing right for a stratum exceed their fair value.

        The carrying value of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues.

        Earnings per common share:    Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share were determined assuming that all stock options were exercised at the beginning of the years presented. Unearned shares owned by the Employee Stock Ownership Plan (ESOP) are treated as not outstanding for the purposes of computing basic earnings per common share.

        Average number of shares used in calculation of earnings per common share and diluted earnings per common share are as follows:

	2002	2001	2000
	(In thousands, except share and per share data)
Net income	$10,241	$7,942	$7,143
Weighted average common shares issued	6,856,800	6,856,800	6,856,800
LESS: Weighted average treasury stock shares	(29,128)	(16,991)	(19,638)
LESS: Weighted average unearned Employee Stock Ownership Plan (ESOP) stock shares	(199,772)	(196,033)	(100,240)

Weighted average common shares outstanding, net	6,627,900	6,643,776	6,736,922

Basic earnings per common share	$1.55	$1.20	$1.06

Weighted average dilutive shares from stock option plan	31,134	21,311	14,381

Weighted average common shares outstanding including dilutive shares	6,659,034	6,665,087	6,751,303

Diluted earnings per common share	$1.54	$1.19	$1.06

        Comprehensive income:    Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

        Segment reporting:    The Company is managed as one unit and does not have separate operating segments. The Company's chief operating decision-makers use consolidated results to make operating and strategic decisions.

        Transfers of financial assets:    Transfers of financial assets are accounted for as sales only when the control over the financial assets has been surrendered. Control over transferred assets is deemed surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of the right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

        Impairment of long-lived assets:    Management periodically reviews the carrying value of its long-lived assets to determine if an impairment has occurred or whether changes in circumstances have occurred that would require a revision to the remaining useful life. In making such determination, management evaluates the performance, on an undiscounted basis, of the underlying operations or assets which give rise to such amount.

        Recent accounting pronouncements:    In April 2002, FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. In June 2002, FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. In October 2002, FASB issued SFAS No. 147, Acquisitions of Certain Financial Institutions—an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9. In December 2002, FASB issued SFAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statements No. 123.

        SFAS 145 rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement,FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This Statement also rescinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. This statement is effective for financial statements issued on or after May 15, 2002. Adoption of the statement did not have a material impact on the Company's consolidated financial statements.

        SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94.3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This statement is effective for exit or disposal actives initiated after December 31, 2002. Management does not believe the adoption of the statement will have a material impact on the Company's consolidated financial statements.

        SFAS No. 147, Acquisitions of Certain Financial Institutions—an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9, provides interpretive guidance on the application of the purchase method to acquisition of financial institutions. Except for transactions between two or more mutual enterprises, this Statement removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with FASB Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Thus, the requirement in paragraph 5 of Statement 72 to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of this Statement. In addition, this Statement amends FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to include in its scope long-term customer—relationship intangible assets of financial institutions such as depositor—and borrower—relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that Statement 144 requires for other long-lived assets that are held and used. This statement is effective for acquisitions on or after October 1, 2002. The adoption of the statement did not have a material impact on the Company's consolidated financial statements.

        SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123, amends FASB Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statement about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement is effective December 15, 2002. The adoption of the statement did not have a material impact on the Company's consolidated financial statements.

        Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-Based Compensation, established a new fair value-based accounting method for stock-based compensation plans and allows (but does not require) employers to adopt the new method in place of the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). Companies may continue to apply the accounting provisions of APB 25 in determining net income; however, they must apply the disclosure requirements of FAS 123 for all grants issued. The Company elected to apply the provisions of APB 25 in accounting for the employee stock plans described above. Accordingly, no compensation cost has been recognized.

        Had compensation cost for these employee stock plans been determined based on the fair value method under SFAS 123, the Company's net income would have been decreased to the pro forma amounts indicated as follows:

	2002	2001	2000
	(In thousands except per share amounts)
Net income:
As reported	$10,241	$7,942	$7,143
Pro forma	10,133	7,841	7,022
Basic earnings per share:
As reported	$1.55	$1.20	$1.06
Pro forma	1.53	1.18	1.04
Diluted earnings per share
As reported	$1.54	$1.19	$1.06
Pro forma	1.52	1.18	1.04

        The fair value of each option grant was estimated using the Black-Scholes option-pricing model with the following assumptions used for December 31, 2002, 2001 and 2000, respectively: dividend yield of 2.5%, 2.4% and 2.1%; expected price volatility of 9.1%, 3.7% and 3.3%; risk free rate of return of 4.0%, 5.0% and 5.1%; and weighted average assumption for expected life of ten years for all years.

        The Financial Accounting Standards Board has issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"—an interpretation of FASB Statement Nos. 5, 57, and 107 and rescission of FASB Interpretation No. 34. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about it obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of the Interpretation are applicable on a prospective basis to guarantees issued or modified after December 15, 2002. The disclosure requirements of the Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002, and have been adopted in the consolidated financial statements for December 31, 2002. Implementation of these provisions of the Interpretation is not expected to have a material impact on the Company's consolidated financial statements.

        Trust Assets:    Assets held by the Bank in fiduciary or agency capacities for its customers are not included in the accompanying consolidated balance sheets as such items are not assets of the Bank.

        Reclassifications:    Certain prior year amounts have been reclassified to conform to the current year's presentation.

Note 2. Business Combinations

        In May 2000, the Company entered into a purchase agreement with the stockholders of Title Guaranty. Upon consummation of the transaction all outstanding shares of common stock of Title Guaranty were converted into an aggregate of 10,836 shares (21,672 after the December 19, 2002 2-for-1 stock split) of the Company's common stock, at a value of $37.00 per share for total consideration of $401,000. This transaction was accounted for as a purchase and, accordingly, the results of operations of the Title Company are included in the Company's consolidated financial statements only for the period following the transaction. No goodwill was recognized as a result of this acquisition.

        Assets acquired and liabilities assumed by the acquisition of Title Guaranty on May 1, 2000 are presented as follows:

(In thousands)
ASSETS
Cash and due from banks	$24
Premises and equipment, net	17
Title plant	358
Other assets	3

Total assets acquired	402

Total liabilities assumed	1

Net assets acquired	$401

        The unaudited pro forma results of operations, which follow, assume that the Title Guaranty acquisition had occurred on January 1, 2000. In addition to combining the historical results of operation of the companies, the pro forma calculations include purchase accounting adjustments related to the acquisition. The pro forma calculations do not include any anticipated cost savings as a result of the merger.

        Unaudited pro forma consolidated results of operations for the year ended December 31, 2000 are as follows:

2000
(In thousands, except earnings per share data)
Net income	$7,127

Net income available to shareholders	$7,127

Basic earnings per common share	$1.06

Diluted earnings per common share	$1.06

Note 3. Restrictions on Cash and Due From Banks

        The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank, based on a percentage of deposits. The total of those reserve balances was approximately $21,798,000 and $15,613,000 at December 31, 2002 and 2001, respectively.

        The Company maintains some of its cash in bank deposit accounts at financial institutions other than its subsidiaries that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note 4. Investment Securities

        Carrying amounts and fair values of investment securities are summarized as follows:

AVAILABLE FOR SALE	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
December 31, 2002:
U.S. Government agencies	$31,405	$702	$—	$32,107
Equity securities	3,781	6	—	3,787

Totals	$35,186	$708	$—	$35,894

December 31, 2001:
U.S. Government agencies	$40,647	$916	$—	$41,563
Equity securities	3,240	7	—	3,247

Totals	$43,887	$923	$—	$44,810

HELD TO MATURITY	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
December 31, 2002:
U.S. Government agencies	$59,543	$1,512	$—	$61,055
States and political subdivisions	10,380	206	2	10,584

Totals	$69,923	$1,718	$2	$71,639

December 31, 2001:
U.S. Government agencies	$27,981	$671	$22	$28,630
States and political subdivisions	6,466	128	—	6,594

Totals	$34,447	$799	$22	$35,224

        Realized net gains (losses) on sale of securities available for sale are summarized as follows:

	For the Years Ended December 31,
	2002	2001	2000
	(In thousands)
Realized gains	$668	$—	$—
Realized losses	—	—	—

Net gains (losses)	$668	$—	$—

        The amortized cost and fair value of investment securities as of December 31, 2002 by contractual maturity are shown below. Maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

	Available-For-Sale		Held-To-Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)
One year or less	$17,281	$17,530	$10,129	$6,388
One to five years	14,124	14,577	57,609	63,066
Five to ten years	—	—	—	—
Over ten years	—	—	2,185	2,185
FHLB, Federal Reserve, and FNMA stock — no stated maturity	3,781	3,787	—	—

	$35,186	$35,894	$69,923	$71,639

        Securities with carrying amounts of $96,020,000 and $62,418,000 at December 31, 2002 and 2001, respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law.

Note 5. Loans

        Loans consisted of:

	December 31,
	2002	2001
	(In thousands)
Commercial loans	$65,778	$55,838
Commercial real estate	245,001	217,776
Residential real estate	200,408	236,139
Construction real estate	105,921	101,500
Installment and other	44,656	39,833

Total loans	661,764	651,086

Unearned income	1,316	727

Gross loans	660,448	650,359

Allowance for loan losses	6,581	5,637

Loans, net	$653,867	$644,722

        Loans are made to individuals as well as commercial and tax exempt entities. Specific loan terms vary as to interest rate, repayment and collateral requirements based on the type of loan requested and the credit worthiness of the prospective borrower. Credit risk tends to be geographically concentrated in that the majority of the loan customers are located in the markets serviced by the Bank.

        Non-performing loans as of December 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000
Non-accruing loans	$3,914	$6,472	$3,562
Loans 90 days or more past due, still accruing interest	—	877	37

Total non-performing loans	$3,914	$7,349	$3,599

        The reduction in interest income associated with loans on non-accrual status was $320,000, $600,000 and $297,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

        Information about impaired loans as of and for the years ended December 31, 2002, 2001 and 2000 is as follows:

	December 31,
	2002	2001	2000
	(In thousands)
Loans for which there was related allowance for credit losses	$2,740	$4,474	$523
Other impaired loans	303	796	2,381

Total impaired loans	$3,043	$5,270	$2,904

Average monthly balance of impaired loans	$4,902	$4,276	$1,865
Related allowance for credit losses	$781	$717	$193
Interest income recognized on an accrual basis	$—	$—	$—
Interest income recognized on a cash basis	$—	$—	$—

        Activity in the allowance for loan losses was as follows:

	Years Ended December 31,
	2002	2001	2000
	(In thousands)
Balance, beginning of year	$5,637	$4,621	$4,237
Provision for loan losses	2,800	2,900	1,215
Charge-offs	(1,924)	(2,225)	(962)
Recoveries	68	341	131

Net charge-offs	1,856	1,884	831

Balance, end of year	$6,581	$5,637	$4,621

        Loans outstanding to executive officers and directors of the Company, including companies in which they have management control or beneficial ownership, at December 31, 2002 and 2001, were approximately $15,583,000 and $8,171,000, respectively. In the opinion of management, these loans have similar terms to other customer loans. An analysis of the activity related to these loans for the year ended December 31, 2002 is as follows:

(In thousands)
Balance, beginning	$8,171
Additions	21,665
Principal payments and other reductions	(14,253)

Balance, ending	$15,583

Note 6. Loan Servicing and Mortgage Servicing Rights

        Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid balance of these loans at December 31 is summarized as follows:

	2002	2001
	(In thousands)
Mortgage loan portfolios serviced for:
Federal National Mortgage Association (FNMA)	$650,478	$514,755
Federal Home Loan Mortgage Corporation (FHLMC)	14,653	23,740
Other investors	1,813	944

	666,944	539,439
Mortgage loans underlying pass-through securities — FNMA	191	270

	$667,135	$539,709

        Custodial balances on deposit at the Bank in connection with the foregoing loan servicing were approximately $4,587,000 and $2,443,000 as of December 31, 2002 and 2001, respectively. There were no custodial balances on deposit with other financial institutions during 2002 and 2001.

        An analysis of changes in mortgage servicing rights, follows:

	2002	2001
	(In thousands)
Balance, beginning of year	$4,627	$3,512
Servicing rights originated and capitalized	3,803	2,456
Amortization	(1,728)	(841)
Valuation allowance due to changes in prepayment assumptions	(3,052)	(500)

	$3,650	$4,627

Note 7. Premises and Equipment

        Premises and equipment consisted of:

	December 31,
	2002	2001
	(In thousands)
Land and land improvements	$971	$971
Buildings	12,031	7,127
Furniture and equipment	14,372	12,320

	27,374	20,418
Accumulated depreciation	(10,021)	(8,551)

	$17,353	$11,867

        Depreciation on premises and equipment totaled $1,556,000, $1,519,000 and $1,481,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Note 8. Deposits

        Deposits consisted of:

	December 31,
	2002	2001
	(In thousands)
Demand deposits, noninterest bearing	$53,753	$43,745
NOW and money market accounts	196,768	142,756
Savings deposits	201,328	155,502
Time certificates, $100,000 or more	199,908	193,633
Other time certificates	138,329	134,618

Total	$790,086	$670,254

        At December 31, 2002, the scheduled maturities of time certificates were as follows:

(in thousands)
2003	$266,334
2004	48,482
2005	10,360
2006	3,514
2007	1,902
Thereafter	7,645

$338,237

Note 9. Short- and Long-term Borrowings, including Borrowings made by Employee Stock Ownership Plan (ESOP)

        Notes payable to the Federal Home Loan Bank (FHLB) at December 31 were secured by a blanket assignment of mortgage loans or other collateral acceptable to FHLB, and generally had a fixed rate of interest, interest payable monthly and principal due at end of term, unless otherwise noted. The total value of loans under the blanket assignment as of December 31, 2002 was $119,867,000.

Maturity Date	Rate		Type	Index	Principal due	2002	2001
						(In thousands)
03/01/2002	4.911%		Fixed	—	At maturity	$—	$15,000
10/07/2002	2.500%		Variable	3 Month LIBOR	At maturity	—	5,000
10/04/2004	2.160%		Fixed	—	At maturity	5,000	—
01/02/2007	4.121%		Fixed	—	Monthly Amortization	12,476	15,000
01/02/2007	4.078%		Fixed	—	Monthly Amortization	18,294	22,000
01/03/2011	6.031%		Fixed	—	Monthly Amortization	1,422	1,447
04/27/2021	6.343%		Fixed	—	At maturity	2,300	2,300
01/20/2008(1)	4.25	%(1)	Variable(1)	Citibank Prime(1)	Monthly Amortization(1)	2,888	3,300

						$42,380	$64,047

(1)
Borrowing made by ESOP to outside parties. This debt is serviced by contributions made by the Company to the ESOP, recognized on these consolidated financial statements as compensation expense.

        The following is a summary of debt payments required for years after 2002. Included are payments for the ESOP debt of $471 thousand each year until maturity, which is recognized as compensation expense in these consolidated financial statements:

(In thousands)
2003	$7,550
2004	12,863
2005	8,172
2006	8,494
2007	870
Thereafter	4,431

$42,380

Note 10. Company obligated mandatorily redeemable trust preferred securities

        In March 2000 and November 2001, the Company established the special purpose trusts, Trinity Capital Trust I and Trust II, respectively, in order to issue trust preferred securities as a method of providing the Company a means of obtaining Tier I capital for regulatory purposes without issuing additional shares of common stock or another class of stock.

        In March 2000, the Company issued $10 million in trust preferred securities to outside investors through a newly formed special-purpose trust, Trinity Capital Trust I. The trust is a wholly owned consolidated subsidiary of the Company and its sole liability is the junior subordinated debentures. Distributions are cumulative and are payable semi-annually at a rate of $108.75 per annum of the stated liquidation amount of $1,000 per preferred security. Distributions of $1,088,000 and $1,088,000 were paid to outside investors for the year ended December 31, 2002 and 2001, respectively. The obligations of Trust I are fully and unconditionally guaranteed, on a subordinated basis, by the Company.

        In November 2001, the Company issued $6 million in trust preferred securities to outside investors through a newly formed special-purpose trust, Trinity Capital Trust II. Trust II is a wholly owned consolidated subsidiary of the Company and its sole liability is the junior subordinated debentures. Distributions are cumulative and are payable semi-annually at a rate of $99.50 per annum of the stated liquidation amount of $1,000 per preferred security. Distributions of $614,000 and $0 were paid to outside investors for the years ended December 31, 2002 and 2001, respectively. The obligations of Trust II are fully and unconditionally guaranteed, on a subordinated basis, by the Company.

        The Company issued the trust preferred securities to enhance its regulatory capital base, while also providing added liquidity. Under applicable regulatory guidelines, the trust preferred securities qualify as Tier 1 capital up to a maximum 25% of Tier 1 capital. Any additional portion of trust preferred securities would qualify as Tier 2 capital. As of December 31, 2002, all outstanding trust preferred securities qualified as Tier 1 capital. As the Company's stockholders' equity increases, the amount of Tier 1 capital that can be comprised of trust preferred securities will increase.

        The trust preferred securities are mandatorily redeemable upon the maturity of the debentures on December 8, 2031, or to the extent of any earlier redemption of any debentures by the Company, and are callable beginning December 8, 2006.

        Issuance costs of $212,000 related to the trust preferred securities were deferred and are being amortized over the period until mandatory redemption of the securities in December, 2031. During the year ended December 31, 2002 and 2001, respectively, $22,000 and $13,000 of these issuance costs were amortized.

        Dividends accrued and unpaid to securities holders totaled $380,000 and $408,000 on December 31, 2002 and 2001, respectively.

        The trust preferred securities are not publicly traded and do not have a readily determinable market value.

Note 11. Lease Commitments and Rental Expense

        The Company leases certain equipment, ATM location space, office space and storage space from other parties under operating leases expiring through 2006. Lease payments for the years ended December 31, 2002, 2001 and 2000, totaled $122,000, $328,000, and $321,000, respectively. Commitments for minimum future rentals under these operating leases were as follows at December 31, 2002:

(In thousands)
2003	$153
2004	101
2005	76
2006	9
2007	—

$339

Note 12. Retirement Plans

        The Company has a qualified Employee Stock Ownership Plan (ESOP) for the benefit of all employees who are at least 18 years of age and have completed 1,000 hours of service during the Plan year. The ESOP was established in January 1989 and is a defined contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974.

        The ESOP provides for annual discretionary contributions by the Company as determined by its Board of Directors. The Company's discretionary contributions to the ESOP in 2002, 2001 and 2000 were approximately $356 thousand, $330 thousand and $298 thousand, respectively.

        The ESOP had a note payable outstanding with a local bank, of $2.9 million as of December 31, 2002. The note requires annual principal payments of $471 thousand with a final payment of principal on January 20, 2008. Interest is variable at Citibank Prime (4.25% at December 31, 2002) and is payable semi-annually. Collateral for this loan is in the form of Company stock owned by the ESOP and unallocated to the plan participants. Shares are released from collateral based upon the ratio of principal and interest paid during the year to total principal and interest paid for the current year and payable for all future plan years. Allocations of common stock released and forfeitures are based on the eligible compensation of each participant. The note payable is recorded as debt and the shares pledged as collateral netted against stock owned by ESOP participants in the accompanying balance sheets. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest.

        All shares held by the ESOP, which were acquired prior to the issuance of AICPA Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans (SOP 93-6), are included in the computation of average common shares and common share equivalents. This accounting treatment is grandfathered under SOP 93-6 for shares purchased prior to December 31, 1992. As permitted by SOP 93-6, compensation expense for shares released is equal to the original acquisition cost of the shares if they were acquired prior to December 31, 1992. As shares acquired after SOP 93-6 are released from collateral, the Company reports compensation expense equal to the current fair value of the shares, and the shares become outstanding for earnings-per-share (EPS) computations.

        Shares of the Company held by the ESOP that were acquired prior to December 31, 1992 were as follows:

	December 31,
	2002	2001
Allocated shares	314,050	326,102
Shares committed to be released	—	—
Unallocated (unearned) shares	—	—

Total shares acquired prior to December 31, 1992	314,050	326,102

        Shares of the Company held by the ESOP that were acquired after December 31, 1992 were as follows:

	December 31,
	2002	2001
Allocated shares	150,280	110,696
Shares committed to be released	31,323	39,584
Unallocated (unearned) shares	177,541	208,864

Total shares acquired after December 31, 1992	359,144	359,144

Estimated fair value of unallocated (unearned) shares	$3,195,738	$3,341,824

        There was no compensation expense recognized for ESOP shares acquired prior to December 31, 1992 during the years 2002, 2001 and 2000. Compensation expense recognized for ESOP shares acquired after December 31, 1992 during 2002, 2001 and 2000 was $542 thousand, $476 thousand, and $479 thousand, respectively.

        Under federal income tax regulations, the employer securities that are held by the Plan and its participants and that are not readily tradable on an established market or that are subject to trading limitations include a put option (liquidity put). The liquidity put is a right to demand that the Company buy shares of its stock held by the participant for which there is no market. The put price is representative of the fair market value of the stock. The Company pays for the purchase within a five-year period. The purpose of the liquidity put is to ensure that the participant has the ability to ultimately obtain cash. The fair value of the allocated shares subject to repurchase was $8.4 million and $7.0 million as of December 31, 2002 and 2001, respectively.

        The Company's employees may also participate in a tax-deferred savings plan (401(k)) to which the Company does not contribute.

Note 13. Stock Option Plan

        The Company has a stock option plan for the benefit of key management employees and directors with options to be granted at the fair value of the stock at the date of the grant. Under this plan, 400,000 shares (as adjusted for the stock split of December 19, 2002) from shares held in treasury or authorized but unissued common stock are reserved for granting options. The Board of Directors determines vesting of the options. All options granted through December 31, 2002 vest over three years. Options must be exercised within ten years after the date of grant. The following table summarizes data concerning stock options:

	2002		2001		2000
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	210,000	$15.05	168,000	$13.82	126,000	$11.75
Granted	42,000	22.00	42,000	20.00	42,000	20.00
Exercised	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—

Outstanding at end of year	252,000	$16.21	210,000	$15.05	168,000	$13.82

Exercisable at end of year	169,956	$13.89	$127,918	$12.29	79,168	$10.84

Weighted average fair value per option of options granted during the year	$3.97		$3.70		$4.44

        The following table presents certain information with respect to outstanding and exercisable stock options:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$9 - $10.25	84,000	5.72	$9.63	84,000	$9.63
$16.00	42,000	6.96	16.00	28,614	16.00
$20 - $22.00	126,000	8.95	20.66	56,690	20.03

	252,000		$16.21	169,304	$13.89

Note 14. Income Taxes

        The current and deferred components of the provision for Federal income tax expense for the years 2002, 2001 and 2000 are as follows:

	Years Ended December 31,
	2002	2001	2000
	(In thousands)
Current income tax expense:
Federal	$6,195	$4,113	$3,694
State	1,007	636	564
Deferred income tax expense (benefit):
Federal	(798)	(125)	(156)
State	(123)	(20)	(23)

Total income tax expense	$6,281	$4,604	$4,079

        A deferred tax asset or liability is recognized to reflect the net tax effects of temporary differences between the carrying amounts of existing assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant temporary differences that gave rise to the deferred tax assets and liabilities as of December 31, 2002 and 2001 were as follows:

	2002 Deferred		2001 Deferred
	Asset	Liability	Asset	Liability
	(In thousands)
Allowance for loan losses	$2,490	$—	$2,180	$—
Mortgage servicing rights	—	1,381	—	1,790
Investment securities	—	28	—	189
Premises and equipment	—	727	—	616
Stock dividends on FHLB stock	—	290	—	262
Loans	191	—	265	—
Unrealized gain on securities available for sale	—	269	—	340
Accrued compensation	135	—	129	—
Employee stock ownership plan (ESOP) compensation	159	—	176	—
Other real estate owned (OREO)	190	—	77	150

Total deferred taxes	$3,165	$2,695	$2,827	$3,347

        Management believes that it is more likely than not that the net deferred tax asset will be fully realized due to anticipated increases in pre-tax income. The net deferred tax asset of $470,000 was reported in other assets in 2002. In 2001, the net deferred tax liability of $520,000 was reported in other liabilities.

        Items causing differences between the statutory tax rate and the effective tax rate are summarized as follows:

	Year ended December 31
	2002		2001		2000
	Amount	Rate	Amount	Rate	Amount	Rate
	(In thousands)
Statutory tax rate	$5,783	35.00%	$4,390	35.00%	$3,928	35.00%
Net tax exempt interest income	(130)	(0.78)	(107)	(0.85)	(84)	(0.75)
Interest disallowance	10	0.06	17	0.14	15	0.14
Other, net	43	0.26	(97)	(0.77)	(132)	(1.17)
State income tax net of federal benefit	575	3.48	401	3.19	352	3.13

Provision for income taxes	$6,281	38.02%	$4,604	36.71%	$4,079	36.35%

Note 15. Commitments, Contingencies and Off-Balance Sheet Activities

        Credit-related financial instruments:    The Company is a party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

        The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

        At December 31, 2002 and 2001, the following financial instruments were outstanding whose contract amounts represent credit risk:

	Contract Amount
	2002	2001
	(In thousands)
Mortgage loans sold with recourse	$93	$117
Unfunded commitments under lines of credit	118,414	103,101
Commercial and standby letters of credit	21,730	18,824

        Mortgage loans sold with recourse are loans sold to outside investors, with the Company retaining servicing and responsibility for collection in the event of a default. For 2001 and 2002, no such defaults occurred or were expected to occur.

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management's credit evaluation of the customer.

        Unfunded commitments under commercial lines-of-credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines-of-credit are uncollateralized and unusually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

        Commercial and standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters-of-credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters-of-credit is essentially the same as that involved in extending loan facilities to customers. The Company generally holds collateral supporting those commitments if deemed necessary. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Company would be required to fund the commitment. The maximum potential amount of future payments the Company could be required to make is represented by the contractual amount shown in the summary above. If the commitment is funded, the Company would be entitled to seek recovery from the customer. At December 31, 2002 and 2001 no amounts have been recorded as liabilities for the Company's potential obligations under these guarantees.

        Concentrations of credit risk:    The majority of the loans, commitments to extend credit, and standby letters of credit have been granted to customers in Los Alamos and surrounding communities. Although the Company has a diversified loan portfolio, a substantial portion of its loans are made to businesses and individuals associated with, or employed by, Los Alamos National Laboratory (LANL). The ability of such borrowers to honor their contracts is predominately dependent upon the continued operation and funding of LANL. Investments in securities issued by states and political subdivisions involve governmental entities within the state of New Mexico. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Standby letters of credit were granted primarily to commercial borrowers.

        Contingencies:    In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, after consulting with counsel, any liability resulting from such proceedings would not have a material adverse effect on the Company's consolidated financial statements.

Note 16. Derivative Financial Instruments

        In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS Number 133. SFAS Number 133, as amended by SFAS Numbers 137 and 138, establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (1) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment; (2) a hedge of the exposure to variable cash flows of a forecasted transaction; or (3) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security or a foreign-currency denominated forecasted transaction. SFAS Number 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Bank adopted SFAS Number 133 on January 1, 2001 and recorded certain transition adjustments in the manner prescribed in SFAS Number 133.

        In the normal course of business, the Bank uses a variety of financial instruments to service the financial needs of customers and to reduce its exposure to fluctuations in interest rates. Derivative instruments that the Bank uses as part of its interest rate risk management strategy include mandatory forward delivery commitments and rate lock commitments.

        As a result of using over-the-counter derivative instruments, the Bank has potential exposure to credit loss in the event of nonperformance by the counterparties. The Bank manages this credit risk by selecting only well established, financially strong counterparties, spreading the credit risk amongst many such counterparties and by placing contractual limits on the amount of unsecured credit risk from any single counterparty. The Bank's exposure to credit risk in the event of default by counterparty is the current cost of replacing the contracts net of any available margins retained by the Bank. However, if the borrower defaults on the commitment the Bank requires the borrower to cover these costs.

        Under SFAS Number 133, rate lock commitments given to borrowers, correspondents or brokers are considered to be derivatives. Commencing January 1, 2001, the Bank records on its balance sheet any changes in the value from the date of rate lock to the balance sheet date.

        The Bank manages exposure to fluctuations in interest rates inherent in rate lock commitments and its exposure to fluctuations in the value of loans held for sale with mandatory forward delivery commitments to sell loans and, to a lesser extent, with options and futures transactions. Mandatory forward delivery commitments are considered to be derivatives under SFAS Number 133. Certain of the Bank's derivatives that are no longer needed to manage exposure to fluctuations in interest rates are "paired-off' with an opposite position in the same derivative security (Pair-Offs). Commencing January 1, 2001, these instruments are carried at fair value as an asset or liability on the balance sheet (under "Other assets" or "Other liabilities," as appropriate.) Gains or losses resulting from changes in fair value are reported as other income or other expense, respectively (under "Gain on sale of loans" or "Loss on sale of loans," as appropriate.)

        As of December 31, 2002 and 2001, the estimated fair values of the Bank's derivative financial instruments were as follows:

	Contract Amount
	2002	2001
	(In thousands)
Rate lock commitments, mandatory forward delivery commitments and pair offs, net	$190	$6

Note 17. Regulatory Matters

        The Company's primary source of cash is dividends from the Bank. The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. The dividends declared cannot be in excess of the amount which would cause the Bank to fall below the minimum required for capital adequacy purposes.

        The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company's and the Bank's assets, liabilities, and certain off-balance-sheet items are calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

        Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes the Company and the Bank meet all capital adequacy requirements to which they are subject as of December 31, 2002.

        As of December 31, 2002, the Bank was "well capitalized" as defined by OCC regulations. To be categorized as well capitalized the Bank must maintain the total risk-based, Tier 1 risk-based, and Tier

1 leverage ratios as set forth in the well capitalized column in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

        The required and actual amounts and ratios for the Company and the Bank are presented below:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
	(Dollars in thousands)
As of December 31, 2002
Total capital (to risk-weighted assets):
Consolidated	$78,221	11.15%	$56,110	8.00%	$	N/A	N/A	%
Bank only	75,356	10.77	55,982	8.00		69,978	10.00
Tier 1 capital (to risk-weighted assets):
Consolidated	71,637	10.21	28,055	4.00		N/A	N/A
Bank only	68,772	9.83	27,991	4.00		41,987	6.00
Tier 1 capital (to average assets):
Consolidated	71,637	7.89	36,325	4.00		N/A	N/A
Bank only	68,772	7.58	36,287	4.00		45,358	5.00
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
	(Dollars in thousands)
As of December 31, 2001
Total capital (to risk-weighted assets):
Consolidated	$69,698	11.08%	$50,323	8.00%	$	N/A	N/A	%
Bank only	68,758	10.95	50,246	8.00		62,807	10.00
Tier 1 capital (to risk-weighted assets):
Consolidated	64,058	10.18	25,162	4.00		N/A	N/A
Bank only	63,118	10.05	25,123	4.00		37,684	6.00
Tier 1 capital (to average assets):
Consolidated	64,058	8.18	31,336	4.00		N/A	N/A
Bank only	63,118	8.07	31,302	4.00		39,127	5.00

N/A—not applicable

Note 18. Fair Value Information

        Fair values are calculated based on the value of one unit without regard to any premium or discount that may result from concentrations of ownership of a financial instrument.

	Carrying Amount	Estimated Fair Value
	(In thousands)
December 31, 2002
Investments:
Available-for-sale	$35,894	$35,894
Held-to-maturity	69,923	71,639
Loans, net	653,867	677,106
Mortgage servicing rights	3,650	3,732
Rate lock commitments, mandatory forward delivery commitments and pair offs, net	190	190
Time deposits	338,237	341,226
Short- and Long-Term Borrowings	39,492	41,590
Borrowings made by Employee Stock Ownership Plan (ESOP)	2,888	2,888
December 31, 2001
Investments:
Available-for-sale	$44,810	$44,810
Held-to-maturity	34,447	35,224
Loans, net	644,722	644,129
Mortgage servicing rights	4,627	4,871
Rate lock commitments, mandatory forward delivery commitments and pair offs, net	6	6
Time deposits	328,251	331,807
Short- and Long-Term Borrowings	60,747	59,600
Borrowings made by Employee Stock Ownership Plan (ESOP)	3,300	3,300

        Financial instruments whose carrying value is estimated to be equal to the fair value include: cash and due from banks, interest bearing deposits with banks, accrued interest receivable and payable, loans held for sale, demand deposits, negotiable orders of withdrawal and savings deposits. Management believes that the Company's demand deposits, negotiable orders of withdrawal and savings deposits provide significant additional value that is not reflected above.

        Commitments to extend lines of credit and standby letters of credit have fair values approximately equal to fees generated to extend such commitments and are not material.

        No active market exists for a significant portion of the Company's financial instruments. Because of the inherent imprecision of estimating fair value discount rates for financial instruments for which no market value exists, management does not believe that the above information reflects the amounts that would be received if assets and liabilities were sold.

Note 19. Condensed Parent Company Financial Information

        The condensed financial statements of Trinity Capital Corporation (parent company only) are presented below:

Balance Sheets

	December 31,
	2002	2001
	(In thousands)
Assets
Cash	$3,039	$2,483
Investments in subsidiaries	72,557	66,219
Other assets	1	33

Total assets	$75,597	$68,735

Liabilities and Stockholders' Equity
Dividends payable	$1,912	$1,673
Other liabilities	1,321	1,805
Company obligated mandatorily redeemable trust preferred securities	15,997	15,979
Stock owned by Employee Stock Ownership Plan (ESOP) participants	9,462	7,840
Stockholders' equity	46,905	41,438

Total liabilities and stockholders' equity	$75,597	$68,735

Statements of Income

	Years Ended December 31,
	2002	2001	2000
	(In thousands)
Dividends from subsidiaries	$6,522	$3,247	$3,048
Interest and other expense	(1,923)	(1,453)	(1,010)

Income before income tax benefit and equity in undistributed net income of subsidiaries	4,599	1,794	2,038
Income tax benefit	798	538	27

Income before equity in undistributed net income of subsidiaries	5,397	2,332	2,065
Equity in undistributed net income of subsidiaries	4,844	5,610	5,078

Net income	$10,241	$7,942	$7,143

Statements of Cash Flows

	Years Ended December 31,
	2002	2001	2000
Cash Flows From Operating Activities
Net income	$10,241	$7,942	$7,143
Adjustments to reconcile net income to net cash (used in) operating activities:
Amortization of trust preferred security issuance costs	18	13	10
Equity in undistributed net income of subsidiaries	(4,844)	(5,610)	(5,078)
(Increase) decrease in taxes receivable from subsidiaries	(1,026)	(483)	(142)
Decrease in other assets	32	254	27
(Decrease) increase in other liabilities	(485)	1,105	699

Net cash provided by operating activities	3,936	3,221	2,659

Cash Flows From Investing Activities
Investments in and advances to subsidiaries	—	(6,000)	(8,000)

Net cash (used in) investing activities	—	(6,000)	(8,000)

Cash Flows From Financing Activities
Purchase of treasury stock	—	(287)	(127)
Dividends paid	(3,276)	(2,933)	(2,817)
Dividends paid on unearned Employee Stock Ownership Plan (ESOP) stock	(104)	(77)	(19)
Proceeds from issuance of company obligated mandatorily redeemable trust preferred securities, net of issuance costs	—	5,787	9,673

Net cash provided by (used in) financing activities	(3,380)	2,490	6,710

Net increase (decrease) in cash	556	(289)	1,369
Cash:
Beginning of year	2,483	2,772	1,403

End of year	$3,039	$2,483	$2,772

Note 20. Restatements

        Previously issued consolidated financial statements for the years ending December 31, 2001 and 2000 have been restated in these consolidated financial statements. The Company had made errors in applying generally accepted accounting principles in accounting for its employee stock ownership plan and related debt and in computing its income tax expense. The following is a summary of the errors on retained earnings and net income for each period presented:

	2001	2000	1999
	(In thousands)
Stockholders' equity at end of year, as previously reported	$53,083	$46,857	$42,340
Cumulative adjustment for ESOP compensation expense and debt	(176)	(6)	4
Adjustment for stock owned by Employee Stock Ownership Plan (ESOP) participants (1)	(10,964)	(8,410)	(6,963)
Cumulative adjustment for income tax expense and other adjustments	(505)	677	226

Balance at end of year, as restated	$41,438	$39,118	$35,607

(1)
This adjustment is applicable only to companies filing statements with the Securities and Exchange Commission (SEC), and as such, was not applicable on financial statements issued prior to December 31, 2002 by the Company. This is a change in accounting method, and not a restatement.

        The following is a summary of the effect restatements had on net income:

	2001	2000	1999
	(In thousands)
Net income for the year, as previously reported	$9,277	$6,873	$6,458
Adjustment for ESOP compensation expense, net of tax of $56, $65 and $45 in 2001, 2000 and 1999, respectively	(96)	(116)	(78)
Adjustment for income tax expense and other adjustments	(1,259)	386	181

Net income for the year, as restated	$7,942	$7,143	$6,561

Basic earnings per common share, as previously reported	$1.36	$1.01	$0.95

Basic earnings per common share, as restated	$1.20	$1.06	$0.97

Diluted earnings per common share, as previously reported	$1.36	$1.01	$0.95

Diluted earnings per common share, as restated	$1.19	$1.06	$0.97

Note 21. Income by Quarter (Unaudited)

        Presented in the table below is the income of the Company by quarter:

	Three Months Ended 2002				Three Months Ended 2001
	December	September	June	March	December	September	June	March
	(Thousands of dollars, except per share data)
Interest income	$14,020	$13,396	$13,165	$13,643	$14,051	$14,373	$14,318	$14,318
Interest expense	5,166	5,317	5,400	5,855	6,406	7,333	7,581	7,832

Net interest income	8,854	8,079	7,765	7,788	7,645	7,040	6,737	6,486
Provision for loan losses	900	600	600	700	1,100	600	750	450

Net interest income after provision for loan losses	7,954	7,479	7,165	7,088	6,545	6,440	5,987	6,036
Other income	5,707	3,305	2,413	2,300	1,732	1,955	1,940	1,632
Other expense	7,974	6,156	5,728	5,325	4,693	5,407	4,174	4,292

Income before income taxes and minority interest	5,687	4,628	3,850	4,063	3,584	2,988	3,753	3,376
Income taxes	2,231	1,488	1,278	1,284	1,209	990	1,271	1,134
Income before minority interest	3,456	3,140	2,572	2,779	2,375	1,998	2,482	2,242

Minority interest in trust preferred securities	427	426	426	427	289	289	289	288

Net income	$3,029	$2,714	$2,146	$2,352	$2,086	$1,709	$2,193	$1,954

Basic earnings per share	$0.46	$0.41	$0.32	$0.36	$0.31	$0.26	$0.33	$0.30

Diluted earnings per share	$0.46	$0.41	$0.32	$0.35	$0.31	$0.26	$0.32	$0.30

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

        On April 23, 2002, the Board of Directors decided to dismiss Arthur Andersen LLP ("Andersen") as our independent public accountants and engaged Neff & Ricci LLP to serve as our independent public accountants for the remainder of the fiscal year ending December 31, 2002 and thereafter.

        Andersen's reports on our consolidated financial statements for 2000 and 2001 did not contain an adverse opinion, disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. Additionally, during our 2000 and 2001, there were no disagreements with Andersen on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to Andersen's satisfaction, would have caused Andersen to make reference to the subject matter in connection with their report on our consolidated financial statements for such years; and there were no reportable events, as listed in Item 304(a)(1)(v) of Regulation SK.

        Over the past two fiscal years, we did not consult Neff & Ricci regarding any matter that was either the subject of disagreement or a reportable event, nor did we consult Neff & Ricci regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements and no written report or oral advice was provided which was an important factor considered in reaching a decision as to any accounting, auditing or financial reporting issue.

Item 15. Financial Statements and Exhibits

        Financial Statements.    All financial statements of Trinity are set forth under Item 13 of this Form 10.

        Exhibits.    The following exhibits are filed as part of this Form 10:

3.1*	Amended Articles of Incorporation of Trinity Capital Corporation
3.2*	Amended and Restated By-Laws of Trinity Capital Corporation
4.1*	Indenture dated as of March 23, 2000 among Trinity Capital Corporation, Trinity Capital Trust I and The Bank of New York
4.2*	Indenture dated as of November 28, 2001 between Trinity Capital Corporation and Wilmington Trust Company
10.1*	Employment Agreement dated March 24, 1998 between Trinity Capital Corporation, Los Alamos National Bank and William C. Enloe
10.2*	Employment Agreement dated March 24, 1998 between Trinity Capital Corporation, Los Alamos National Bank and Steve W. Wells
10.3*	Los Alamos National Bank Employee Stock Ownership Plan
10.4*	Trinity Capital Corporation 1998 Stock Option Plan
10.5*	Promissory Note dated July 16, 2001, in the principal amount of $3,300,075, made to the benefit of Valley National Bank, located in Espanola, New Mexico
21.1*	Subsidiaries
23.1	Independent Auditor's Consent
99.1*	Audit Committee Charter

*
Previously filed.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY CAPITAL CORPORATION
Date: August 7, 2003	/s/ WILLIAM C. ENLOE William C. Enloe President and Chief Executive Officer

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PART I.
  Item 1. Business
  Item 2. Financial Information
Management's Discussion and Analysis
  Item 2A. Quantitative and Qualitative Disclosures about Market Risk
  Item 3. Properties
  Item 4. Beneficial Ownership
  Item 5. Directors and Executive Officers of the Registrant
  Item 6. Executive Compensation
  Item 7. Certain Relationships and Transactions
  Item 8. Legal Proceedings
  Item 9. Market Price of and Dividends on Trinity's Common Equity and Related Shareholder Matters
  Item 10. Recent Sales of Unregistered Securities
  Item 11. Description of Registrant's Securities to be Registered
  Item 12. Indemnification of Officers and Directors
  Item 13. Financial Statements and Supplemental Data
TRINITY CAPITAL CORPORATION AND SUBSIDIARIES FINANCIAL STATEMENTS Interim Unaudited Financial Statements March 31, 2003 and 2002 Audited Financial Statements December 31, 2002, 2001, and 2000 INDEX
TRINITY CAPTIAL CORPORATION & SUBSIDIARIES CONSOLIDATED BALANCE SHEETS March 31, 2003, December 31, 2002 (Amounts in thousands, except share data) (Unaudited)
TRINITY CAPITAL CORPORATION & SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME Three Months Ended March 31, 2003 and 2002 (Amounts in thousands except share and per share data) (Unaudited)
TRINITY CAPITAL CORPORATION & SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS Three Months Ended March 31, 2003 and 2002 (Amounts in thousands) (Unaudited)
INDEPENDENT AUDITORS' REPORT
TRINITY CAPTIAL CORPORATION & SUBSIDIARIES CONSOLIDATED BALANCE SHEETS December 31, 2002 and 2001 (Amounts in thousands, except share data)
TRINITY CAPITAL CORPORATION & SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME Years Ended December 31, 2002, 2001 and 2000 (Amounts in thousands except share and per share data)
TRINITY CAPITAL CORPORATION & SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY Years Ended December 31, 2002, 2001 and 2000 (Amounts in thousands except share and per share data)
TRINITY CAPITAL CORPORATION & SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS Years Ended December 31, 2002, 2001 and 2000 (Amounts in thousands)
  Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures
  Item 15. Financial Statements and Exhibits
SIGNATURES